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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement
under Section 14(d)(4) of the Securities Exchange Act of 1934

Corium International, Inc.
(Name of Subject Company)

Corium International, Inc.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

21887L107
(CUSIP Number of Class of Securities)

Peter D. Staple
Chief Executive Officer
Corium International, Inc.
235 Constitution Drive
Menlo Park, California 94025
(650) 298-8255
(Name, address and telephone number of person authorized
to receive notice and communications on behalf of the persons filing statement)

With copies to:
David K. Michaels, Esq. Robert A. Freedman, Esq. Ethan A. Skerry, Esq. Lara E. Foster, Esq. Fenwick & West LLP 801 California Street Mountain View, CA 94041 (650) 988-8500	Robert S. Breuil Chief Financial Officer Corium International, Inc. 235 Constitution Drive Menlo Park, California 94025 (650) 298-8255
☐
Check the box below if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information

Name and Address

        The name of the subject company is Corium International, Inc., a Delaware corporation ("Corium" or the "Company"). The address of Corium's principal executive office is 235 Constitution Drive, Menlo Park, California 94025. The telephone number of Corium's principal executive office is (650) 298-8255.

Securities

        The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes hereto, as it may be amended or supplemented, this "Schedule 14D-9") relates is Corium's common stock, par value $0.001 per share. As of October 22, 2018, there were 36,546,444 shares of Corium common stock issued and outstanding.

Item 2.    Identity and Background of Filing Person

Name and Address

        The name, business address and business telephone number of Corium, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above under the heading "Item 1. Subject Company Information—Name and Address."

Tender Offer

        This Schedule 14D-9 relates to the tender offer (the "Offer") by Gurnet Merger Sub, Inc. ("Merger Sub"), a Delaware corporation and wholly-owned direct subsidiary of Gurnet Holding Company ("Parent"), a Delaware corporation, to purchase any and all of the shares of Corium's outstanding common stock, par value $0.001 (the "Shares" and each, a "Share"), at a purchase price of (i) $12.50 per Share (the "Closing Amount") in cash, before deduction of applicable withholding taxes and without interest, plus (ii) one, non-transferable contingent value right per Share (each, a "CVR"), which represents the contractual right to receive $0.50 per share in cash, before deduction of applicable withholding taxes and without interest, following approval by the FDA of the New Drug Application for Corplex Donepezil on or prior to March 31, 2020, as described further in and subject to the conditions set forth in the Contingent Value Rights Agreement (as defined below) (the Closing Amount plus one CVR, collectively referred to as the "Offer Price"), upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of October 11, 2018, by and among Corium, Parent and Merger Sub (as it may be amended from time to time, the "Merger Agreement"), the Offer to Purchase, dated October 26, 2018 (as may be amended or supplemented from time to time, the "Offer to Purchase"), the related Letter of Transmittal (as may be amended or supplemented from time to time, the "Letter of Transmittal") and the Notice of Guaranteed Delivery (as may be amended or supplemented from time to time, the "Notice of Guaranteed Delivery").

        The consummation of the Offer is subject to various conditions that are set forth in the Merger Agreement, including among others: (i) Shares have been validly tendered and received in the Offer and not withdrawn prior to the Expiration Time (as defined below) that, when added to the Shares, if any, owned by Parent and its affiliates, represent at least a majority of the Shares outstanding, assuming exercise of all options to purchase Shares that are vested and outstanding immediately prior to the Effective Time (as defined below) and exercise of all of the warrants to purchase stock, issued November 7, 2011 by Corium to Oxford Finance LLC, (ii) any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), applicable to the transactions has expired or been terminated, (iii) the absence of any order, injunction, judgment or other similar legal restraints by any governmental authority of competent jurisdiction or applicable law shall be in effect that would make the Offer or the Merger illegal or otherwise prevent the consummation of the Offer or the Merger, (iv) since the date of the Merger Agreement, the absence of a Company Material Adverse Effect (as defined in the Merger Agreement), (v) the accuracy of Corium's representations and warranties contained in the Merger Agreement (except, generally, for any inaccuracies that have not had a Company Material Adverse Effect) and (vi) Corium's performance of its covenants, obligations and agreements under the Merger Agreement in all material respects prior to the effective time of the Merger (the "Effective Time"). The consummation of the Offer and Merger is not subject to a financing condition. The Offer is described in a Tender Offer Statement on Schedule TO (as may be amended or supplemented from time to time, the "Schedule TO"), filed by Merger Sub and Parent with the Securities and Exchange Commission (the "SEC") on October 26, 2018. Merger Sub and Parent are affiliates of Gurnet Point L.P. ("Gurnet").

        Following consummation of the Offer, the Merger Agreement provides that, among other things, upon its terms and subject to the satisfaction or (to the extent permitted by applicable law) waiver of each of the applicable conditions set forth therein, Merger Sub will be merged with and into Corium, with Corium surviving as a wholly-owned subsidiary of Parent (the "Surviving Corporation"). This merger will be referred to herein as the "Merger" and, together with the Offer and the other transactions contemplated by the Merger Agreement, will be referred to herein as the "Transactions."

        The Merger Agreement provides that the Merger will be effected pursuant to Section 251(h) of the General Corporation Law of the State of Delaware ("DGCL"), which permits completion of the Merger upon the irrevocable acceptance for payment by Merger Sub in connection with the Offer of a number of Shares, when taken together with the Shares otherwise owned by Merger Sub or its affiliates that equal at least such percentage of the stock of Corium as would be required to adopt the Merger Agreement at a meeting of stockholders. In the case of Corium, this will be a number of Shares that, when added to the Shares, if any, owned by Merger Sub or its affiliates represents one Share more than 50% of the number of Shares that are then issued and outstanding, assuming exercise of all options to purchase Shares that are vested and outstanding immediately prior to the Effective Time and exercise of all of the warrants to purchase stock, issued November 7, 2011 by Corium to Oxford Finance LLC. If the Merger is effected pursuant to Section 251(h) of the DGCL, no vote of the stockholders of Corium will be required to consummate the Merger.

        Corium does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. The Merger will be effected as soon as practicable following the acceptance of the Shares validly tendered and not withdrawn in the Offer (the "Offer Acceptance Time"). At the Effective Time, each issued and outstanding Share (other than (i) Shares tendered and accepted for payment by Merger Sub pursuant to the Offer, (ii) Shares owned by Parent, Merger Sub or any other direct or indirect wholly-owned subsidiary of Parent immediately prior to the Effective Time, (iii) Shares owned by Corium (or held as treasury stock) immediately prior to the Effective Time and (iv) Shares owned by any stockholder who is entitled to demand and has properly exercised and perfected a demand for appraisal of such Shares pursuant to, and who has complied in all respects with, Section 262 of the DGCL and who, as of the Effective Time, has neither effectively withdrawn nor lost such stockholder's rights to such appraisal and payment under the DGCL with respect to such Shares) will automatically be converted into the right to receive the Offer Price. See "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of Corium—Effect of the Offer and the Merger Agreement on Corium Equity Incentive Plans, Corium Compensatory Awards and the ESPP" below for a description of the treatment of Corium stock options and restricted stock units ("RSU").

        Merger Sub commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934 (the "Exchange Act")) the Offer on October 26, 2018. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer is initially scheduled to expire one minute after 11:59pm, New York City time, on November 26, 2018 (the "Expiration Time"). If at the

Expiration Time any of the conditions to the Offer have not been satisfied or waived, Merger Sub shall extend the offer on one or more occasions in consecutive increments of up to ten (10) Business Days (as defined in the Merger Agreement) each (or such longer or shorter period as the parties to the Merger Agreement may agree) in order to permit the satisfaction of all Offer conditions, subject to certain specified circumstances in the Merger Agreement.

        For the reasons described in more detail below, the board of directors of Corium (the "Board") unanimously recommends that Corium's stockholders accept the Offer and tender their Shares pursuant to the Offer. See "Item 4. The Solicitation or Recommendation—Background of the Merger Agreement; Reasons for Recommendation—Reasons for the Merger."

        The foregoing summary of the Offer, the Merger and the Merger Agreement is qualified in its entirety by the descriptions contained in the Offer to Purchase, the Letter of Transmittal and Notice of Guaranteed Delivery as well as the full text of the Merger Agreement. Copies of the Merger Agreement, the Offer to Purchase, the Letter of Transmittal and Notice of Guaranteed Delivery are filed as Exhibits (e)(1), (a)(1)(A), (a)(1)(B) and (a)(1)(C), respectively, to this Schedule 14D-9 and are incorporated herein by reference. Copies of certain letters distributed by Gurnet in connection with the Offer as well as Gurnet's Summary Advertisement published in the New York Times are filed as Exhibits (a)(1)(D), (a)(1)(E) and (a)(1)(F), respectively, to this Schedule 14D-9. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement.

        As set forth in the Schedule TO, the principal executive offices of Parent and Merger Sub are located at c/o Waypoint International GP LLC, 55 Cambridge Parkway, Suite 401, Cambridge, Massachusetts 02142.

        The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents (including, without limitation, the Merger Agreement) and this Schedule 14D-9 (including certain referenced documents), can be obtained without charge from the SEC's website at www.sec.gov.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements

        Except as set forth in this Schedule 14D-9, as of the date hereof, to the knowledge of Corium, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between Corium or its affiliates, on the one hand, and (1) its executive officers, directors or affiliates or (2) Parent or Merger Sub or their respective executive officers, directors or affiliates (including Gurnet), on the other hand.

Relationship with Parent and Merger Sub

Merger Agreement

        On October 11, 2018, Corium, Parent and Merger Sub entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

        The summary and description of the Merger Agreement has been included in this Schedule 14D-9 and a copy of the Merger Agreement has been filed as an exhibit to this Schedule 14D-9 to provide investors with information regarding the terms thereof and are not intended to provide any financial or other factual information about Corium, Parent or Merger Sub. In particular, the representations, warranties and covenants contained in the Merger Agreement (i) were made only for purposes of that agreement and as of specific dates, (ii) were made solely for the benefit of the parties to the Merger

Agreement, (iii) may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement rather than establishing those matters as facts and (iv) may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Corium stockholders should not rely on the representations and warranties or any descriptions thereof as characterizations of the actual state of facts or condition of Corium or its business. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures of Corium. Accordingly, the Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding Corium that has been, is or will be contained in, or incorporated by reference into, the Forms 10-K, Forms 10-Q, Forms 8-K, proxy statements and other documents that Corium files with the SEC.

Financing

        Parent has received a commitment letter (the "Commitment Letter") from Gurnet, pursuant to which Gurnet has committed to contribute to Parent an amount equal to $500,000,000 (subject to adjustment as set forth in the Commitment Letter) in cash in immediately available funds for the purpose of funding (i) the Offer Price for all Shares validly tendered and not withdrawn pursuant to the Offer, (b) the Offer Price for all Corium common stock outstanding immediately prior to the Effective Time, (c) all amounts payable pursuant to Section 2.08(a) of the Merger Agreement with respect to all vested stock options and all vested RSUs and (d) all related fees and expenses of Parent, pursuant to and in accordance with the Merger Agreement.

        This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Commitment Letter, a copy of which has been filed as Exhibit (e)(2) to the Schedule TO and which is incorporated herein by reference.

Confidentiality Agreement

        On May 17, 2018, Gurnet, an affiliate of Parent and Merger Sub, and Corium entered into a confidentiality agreement (the "Confidentiality Agreement"), which Confidentiality Agreement amended and restated a prior confidentiality agreement between the same parties dated April 12, 2018. Under the terms of the Confidentiality Agreement, Gurnet agreed that, subject to certain exceptions, any non-public information regarding Corium and its affiliates furnished to Gurnet or to its representatives for the purposes of evaluating a potential transaction between the parties would, for a period of three years from the date of the Confidentiality Agreement, be kept confidential, except as provided in the Confidentiality Agreement. Additionally, Gurnet agreed that, subject to certain exceptions, Gurnet would not solicit for employment any employee of Corium for a period of 12 months from the date of the Confidentiality Agreement. Gurnet also agreed, among other things, to certain "standstill" provisions which prohibit Gurnet and its representatives from taking certain actions involving or with respect to Corium or the Shares for a period ending on the 12-month anniversary of the date of the Confidentiality Agreement.

        This summary and description of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Confidentiality Agreement, a copy of which has been filed as Exhibit (e)(3) to the Schedule TO and which and is incorporated herein by reference.

Contingent Value Rights Agreement

        At or prior to the Offer Acceptance Time, Parent and Continental Stock Transfer & Trust Company will enter into a Contingent Value Rights Agreement (the "CVR Agreement"). Pursuant to

the CVR Agreement, each holder of a CVR will be entitled to receive $0.50 per Share, upon the approval of the New Drug Application for Corplex Donepezil by the U.S. Food and Drug Administration, on or prior to March 31, 2020 (such approval, the "CVR Payment Event"). The CVR Agreement requires Parent to cause the Surviving Corporation to use reasonable efforts to reach the CVR Payment Event.

        The CVR will not be transferable, except in the following limited circumstances: (i) upon death of a holder by will or intestacy, (ii) pursuant to a court order, (iii) by operation of law (including consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity, (iv) in the case of CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner and, if applicable, through an intermediary, or (v) to Parent, if at any time a holder abandons all of such holder's remaining rights in a CVR by transferring such CVR to Parent without consideration therefor. The CVR will not be registered with the SEC.

        This summary and description of the CVR Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the CVR Agreement, a copy of which is filed as Exhibit (e)(4) to this Schedule 14D-9 and is incorporated herein by reference.

Tender and Support Agreement

        In connection with entering into the Merger Agreement, Parent and Merger Sub entered into a Tender and Support Agreement, dated as of October 11, 2018 (as may be amended from time to time, the "Support Agreement") with Essex Woodlands Health Ventures Fund VII, L.P. ("Essex Woodlands"), which beneficially owns approximately 26% of the outstanding Shares as of October 22, 2018.

        Subject to the terms and conditions of the Support Agreement, Essex Woodlands has agreed, among other things, to tender its Shares into the Offer and Essex Woodlands has agreed not to vote any of its Shares in favor of (i) the approval of any Acquisition Proposal (as defined in the Support Agreement) other than the Merger, (ii) any corporate action submitted for approval by stockholders of Corium, the consummation of which would impede, interfere with, prevent or delay the consummation of the Transactions or (iii) any other corporate action submitted for approval by stockholders of Corium, substantially facilitating any of the foregoing matters.

        The Support Agreement will terminate upon the earlier of (i) the Effective Time and (ii) the termination of the Merger Agreement.

        This summary and description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreement, a copy of which is filed as Exhibit (e)(5) to this Schedule 14D-9 and is incorporated herein by reference.

Arrangements with Current Executive Officers and Directors of Corium

Overview

        In considering the recommendation of the Board set forth under the caption "Item 4. The Solicitation or Recommendation—Recommendation of the Board," Corium's stockholders should be aware that certain of Corium's executive officers and directors may be considered to have interests in the Transactions that may be different from, or in addition to, those of Corium's stockholders generally. The Board was aware of these interests and considered them, along with other matters, in evaluating and approving the Merger Agreement and the Transactions and recommending that Corium's stockholders accept the Offer and tender their Shares in the Offer.

        The following is a discussion of all known material agreements, understandings and any actual or potential conflicts of interest between Corium and its executive officers or directors that relate to the

Transactions. The following summaries are qualified in their entirety by reference to (1) the Merger Agreement; (2) Corium's 2012 Equity Incentive Plan (the "2012 Plan"), Corium's 2014 Equity Incentive Plan (the "2014 Plan" and, together with the 2012 Plan, the "Corium Equity Incentive Plans") and Corium's 2014 Employee Stock Purchase Plan (the "ESPP"); (3) the award agreements governing Corium Compensatory Awards (as defined below) held by Corium's executive officers and directors, (4) the severance and change of control agreements with Corium's executive officers (each, a "Change in Control Severance Agreement"), and (5) the Transition Bonus Plan (as defined and described below). For further information with respect to the arrangements between Corium and its executive officers, see the information included under the caption "—Arrangements with Current Executive Officers and Directors of Corium—Golden Parachute Compensation." The Corium Equity Incentive Plans, the ESPP, and related award agreements, the Change in Control Severance Agreements and the Transition Bonus Plan are filed as Exhibits (e)(6) through (e)(12) to this Schedule 14D-9 and are incorporated herein by reference.

Consideration for Shares Tendered Pursuant to the Offer

        Under the terms of the Merger Agreement, Corium's executive officers and directors would receive the same cash consideration per Share on the same terms and conditions as the other stockholders of Corium. As of October 22, 2018, the executive officers and directors of Corium named in the "Table of Equity Related Payments" below beneficially owned, directly or indirectly (including, with respect to Mr. Eastman, Shares beneficially owned indirectly through Essex Woodlands), in the aggregate, 9,744,275 Shares (excluding for this purpose Shares underlying Corium Compensatory Awards (as defined below), which are set forth separately in the "Table of Equity Related Payments" below). If the executive officers and directors were to tender all 9,744,275 Shares beneficially owned, directly or indirectly, by them as of October 22, 2018, for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Merger Sub, then such executive officers and directors would receive, in aggregate, approximately $121,803,437.50 in cash at closing, before deduction of applicable withholding taxes and without interest, plus up to $4,872,137.50 in cash upon the CVR Payment Event, before deduction of applicable withholding taxes and without interest. As indicated below, to the knowledge of Corium, each of Corium's executive officers and directors currently intends to tender all of his or her Shares in the Offer.

        The following table sets forth, as of October 22, 2018, the consideration that each executive officer and director and his or her affiliates would be entitled to receive in respect of outstanding Shares beneficially owned by him, her or it (which, for clarity, excludes Shares subject to issuance pursuant to granted and outstanding options and RSUs or issuable pursuant to the ESPP), assuming such individual or his or her affiliate were to tender all of his or her outstanding Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Merger Sub, and/or all such Shares were converted into the right to receive the Offer Price by virtue of the Merger. These numbers do not reflect any future share issuances or dispositions that may occur between October 22, 2018 and the Effective Time.

Name	Number of Shares (#)	Total Closing Amount Payable for Shares ($)	Total CVR Amount Payable for Shares ($)(1)	Total Value Payable for Shares ($)(1)
Executive Officers
Peter D. Staple	282,747	3,534,338	141,374	3,675,711
Robert S. Breuil	14,441	180,513	7,221	187,733
Joseph J. Sarret, M.D., J.D.	16,210	202,625	8,105	210,730
Parminder Singh, Ph.D.	15,870	198,375	7,935	206,310
Non-Employee Directors
Eric H. Bjerkholt	24,500	306,250	12,250	318,500
Bhaskar Chaudhuri, Ph.D.	—	—	—	—
Ronald Eastman(2)	9,353,304	116,916,300	4,676,652	121,592,952
Phyllis Gardner, M.D.	34,203	427,538	17,102	444,639
Ivan Gergel, M.D.	—	—	—	—
Paul Goddard, Ph.D.	—	—	—	—
David L. Greenwood	3,000	37,500	1,500	39,000
Robert W. Thomas	—	—	—	—

(1)
Assumes the achievement of the CVR Payment Event, such that each holder of a CVR will be entitled to receive an additional $0.50 per Share.

(2)
Includes 9,353,304 shares held by Essex Woodlands. Ronald Eastman is a managing director of EW Healthcare Partners, which is the sole general partner of Essex Woodlands. Pursuant to the Support Agreement, Essex Woodlands has agreed to tender its shares into the Offer.

Effect of the Offer and the Merger Agreement on Corium Equity Incentive Plans, Corium Compensatory Awards and the ESPP

        The discussion below describes the treatment of Corium's outstanding options and outstanding RSUs (collectively, the "Corium Compensatory Awards") under the Merger Agreement, assuming that there are no rights to change in control benefits with respect to the Corium Compensatory Awards, which change in control benefits are discussed separately below under the sections entitled "—Arrangements with Current Executive Officers and Directors of Corium—Agreements or Arrangements with Executive Officers of Corium" and "—Arrangements with Current Executive Officers and Directors of Corium—Agreements or Arrangements with Directors of Corium."

        Any cash payments described below will be subject to any applicable withholding taxes and will, unless otherwise noted below, be made shortly following the Effective Time.

Corium Equity Incentive Plans

        Corium Equity Incentive Plans will not be assumed by Parent.

Treatment of Options

        At the Effective Time, each option that is vested and outstanding under the Corium Equity Incentive Plans will be cancelled and converted into the right to receive (i) an amount in cash equal to the product of (x) the number of Shares issuable under such option multiplied by (y) the excess of (A) the Closing Amount over (B) the per share exercise price of such option plus (ii) one CVR for each Share issuable under such option (the "Vested Option Consideration"). Any vested option with an exercise price equal to or greater than the Closing Amount will be cancelled for no consideration at the Effective Time.

        At the Effective Time, each unvested option that is unexpired, unexercised and outstanding under the Corium Equity Incentive Plans will be converted into and substituted for the right to receive an amount equal to the product of (x) the number of Shares issuable under such option multiplied by (y) the excess of (A) the Closing Amount over (B) the per share exercise price of such option (the "Unvested Option Consideration"). Any unvested option with an exercise price equal to or greater than the Closing Amount will be cancelled for no consideration at the Effective Time. The payment of Unvested Option Consideration shall be made over the remaining vesting periods of such awards (with full acceleration of any unvested portion thereof if, within 12 months following the Effective Time, the employee is terminated without cause or the employee resigns for good reason or such greater protection as may apply under applicable employment or severance agreements) and otherwise subject to generally the same terms and conditions as applied to the awards prior to the Effective Time.

Treatment of Restricted Stock Units

        At the Effective Time, each vested RSU under the Corium Equity Incentive Plans that corresponds to Shares that have not yet settled will be cancelled and converted into the right to receive (i) an amount in cash equal to the product of (x) the number of Shares issuable under such RSU multiplied by (y) the Closing Amount plus (ii) one CVR for each Share issuable under such RSU (the "Vested RSU Consideration").

        At the Effective Time, each unvested RSU unexpired and outstanding under the Corium Equity Incentive Plans that has not yet been settled will be converted into and substituted for the right to receive an amount equal to the product of (x) the number of Shares issuable under such RSU multiplied by (y) the Closing Amount (the "Unvested RSU Consideration"). The payment of Unvested RSU Consideration shall be made over the remaining vesting periods of such awards (with full acceleration of any unvested portion thereof if, within 12 months following the Effective Time, the employee is terminated without cause or the employee resigns for good reason or such greater protection as may apply under applicable employment or severance agreements) and otherwise subject to generally the same terms and conditions as applied to the awards prior to the Effective Time.

ESPP

        Pursuant to the Merger Agreement, any "Offering Period" (as defined in the ESPP) in progress under the ESPP may continue, and, the Shares will be issued to participants on the next currently scheduled purchase date thereunder occurring after October 11, 2018 as provided under, and subject to the terms and conditions of, the ESPP. After October 11, 2018, no new participants were (or will be) admitted into the ESPP, and no participant was (or will be) able to increase or decrease his or her payroll deduction percentages or purchase elections under the ESPP other than to discontinue participation entirely. In the event that any Offering Period under the ESPP has not ended on the date immediately preceding the Effective Time, then that open Offering Period will be terminated as of the business day immediately preceding the initial Expiration Time and all participant contributions then in the ESPP will be used to purchase Shares on such date in accordance with the terms of the ESPP as if such date were the last date of such Offering Period. Corium will not commence any new Offering Periods under the ESPP on or following October 11, 2018 and will terminate the ESPP as of immediately prior to the closing date of the Merger (the "Closing Date").

Transition Bonus Plan

        Pursuant to the Merger Agreement, Corium has adopted a transition bonus plan (the "Transition Bonus Plan") to provide for future payments to certain Continuing Employees (as defined below) and Corium consultants that continue to provide services to the Surviving Corporation or any subsidiary of the Surviving Corporation ("Continuing Consultants"), in the aggregate, of $750,000, conditioned upon the first commercial sale of Corplex Donepezil and subject to the terms and conditions as set forth therein. Each Continuing Employee or Continuing Consultant must (i) be in service as of immediately following the Effective Time and as of the time of payment under the Transition Bonus Plan, unless such person has been terminated without cause or resigned for good reason and (ii) execute and make effective a limited release of claims with respect to their entitlements under the Transition Bonus Plan in order to participate in the Transition Bonus Plan and receive a potential award. Any amounts forfeited under the Transition Bonus Plan shall be reallocated to other participants of such plan on an adjusted pro-rata basis in proportion to their participation in the Transition Bonus Plan. As of the date of this filing, Corium has not allocated any amounts under the Transition Bonus Plan to eligible participants, which allocations will be subject to approval by the Compensation committee of Corium's Board in its sole and absolute discretion.

Table of Equity Related Payments

        The following table shows the estimated cash amounts that each current executive officer and current director of Corium would be eligible to receive (before deduction of applicable withholding taxes) in connection with the Merger with regard to (i) the number of vested and unvested options and (ii) the number of unvested RSUs.

        The estimated cash values in the table below are based on (i) the Closing Amount of $12.50 per Share and (ii) the CVR amount of $0.50 per Share assuming the achievement of the CVR Payment Event. The table also assumes that the number of vested and unvested outstanding Corium Compensatory Awards for each Corium executive officer and director at the Effective Time will equal the number of vested and unvested Corium Compensatory Awards that were outstanding as of October 22, 2018, the latest practicable date to determine such amounts before the filing of this Schedule 14D-9. Accordingly, these numbers do not reflect any future grants, exercises or additional vesting or settlement that may occur between October 22, 2018 and the Effective Time. The table also reflects the fact that as of October 22, 2018, there were no vested and unsettled RSUs. In addition, the equity numbers in the table below do not include (i) Shares that may be acquired by Corium's executive officers under the ESPP after October 22, 2018, (ii) options with an exercise price equal to or greater than $12.50 per Share, which options will be cancelled at the Effective Time and will cease to exist without receiving any payment therefor, and (iii) the equity related payments to which Corium's executive officers would be entitled to in the event of a Qualifying Termination of Employment (as defined below) which are described in the sections below entitled, "—Agreements or Arrangements with

Executive Officers of Corium," and "—Golden Parachute Compensation—Aggregate Amounts of Potential Compensation."

	Vested Options			Unvested Options		Unvested RSUs
Name	Number of Underlying Shares (#)(1)	Closing Amount Payable ($)(2)	CVR Amount Payable ($)(3)	Number of Underlying Shares (#)(4)	Potential Amount Payable ($)(5)	Number of Underlying Shares (#)(6)	Potential Amount Payable ($)(7)	Total Value ($)
Executive Officers:
Peter D. Staple	666,832	5,149,116	333,416	285,625	1,116,649	54,687	683,588	7,282,768
Robert S. Breuil	378,550	3,165,679	189,275	96,250	418,327	17,187	214,838	3,988,119
Joseph J. Sarret, M.D., J.D.	167,240	543,943	83,620	97,760	368,357	32,187	402,338	1,398,258
Parminder Singh, Ph.D.	249,167	1,886,210	124,584	100,312	414,156	24,687	308,588	2,733,537
Non-Employee Directors:
Eric H. Bjerkholt	62,000	286,620	31,000	—	—	—	—	317,620
Bhaskar Chaudhuri, Ph.D.	96,123	694,282	48,062	—	—	—	—	742,343
Ronald Eastman	50,000	238,500	25,000	—	—	—	—	263,500
Phyllis Gardner, M.D.	61,920	342,743	30,960	—	—	—	—	373,703
Ivan Gergel, M.D.	62,000	330,220	31,000	—	—	—	—	361,220
Paul Goddard, Ph.D.	62,000	330,220	31,000	—	—	—	—	361,220
David L. Greenwood	286,439	2,317,715	143,220	—	—	—	—	2,460,935
Robert W. Thomas	61,920	342,743	30,960	—	—	—	—	373,703

(1)
This column includes the number of shares of Corium common stock subject to vested options that are being converted into a right to receive the Vested Option Consideration at the Effective Time. This column also reflects the full acceleration of the unvested options held by non-employee directors of Corium, which is described below in the section entitled "—Agreements or Arrangements with Directors of Corium."

(2)
The estimated value in this column is equal to the number of Shares underlying such vested options multiplied by the excess of (A) the Closing Amount over (B) the per share exercise price of such vested option.

(3)
The estimated value in the column is equal to the number of Shares underlying such vested options multiplied by $0.50, which assumes the achievement of the CVR Payment Event, such that each holder of a CVR will be entitled to receive an additional $0.50 per Share.

(4)
This column includes the number of shares of Corium common stock subject to unvested options that are being converted into a right to receive the Unvested Option Consideration.

(5)
The estimated value in this column is equal to the number of Shares underlying such unvested options multiplied by the excess of (A) the Closing Amount over (B) the per share exercise price of such unvested option. This amount will be paid over the remaining vesting term, subject to continued employment unless the holder is entitled to acceleration for a qualifying termination, as described above in the section entitled "—Treatment of Options."

(6)
This column includes the number of shares of Corium common stock subject to unvested RSUs that are being converted into a right to receive the Unvested RSU Consideration.

(7)
The estimated value in this column is equal to the number of Shares underlying such unvested RSUs multiplied by the Closing Amount. This amount will be paid over the remaining vesting term, subject to continued employment unless the holder is entitled to acceleration for a qualifying termination as described above in the section entitled "—Treatment of RSUs."

Agreements or Arrangements with Executive Officers of Corium

        Corium entered into Change in Control Severance Agreements, in a form substantially similar to that filed as Exhibit (e)(10) or (e)(11) attached hereto, with each of its executive officers that require specific payments and benefits to be provided to its executive officers in the event of termination of employment under certain circumstances.

        Pursuant to the Change in Control Severance Agreements, Corium will provide the following benefits if the executive officer is terminated by Corium without "cause" (as such term is defined in the Change in Control Severance Agreements and as described below) or if the executive officer voluntarily resigns for "good reason" (as such term is defined in the Change in Control Severance Agreements and as described below), in each case in connection with the consummation of a Change in Control (as defined in the Change in Control Severance Agreement), including within a period ending twelve (12) months following the Change in Control or prior to the Closing Date if at the request of Parent (each such termination, "CIC Qualifying Termination of Employment"), subject to the executive officer's execution and non-revocation of a release of claims in favor of Corium:

  •
  a lump sum cash payment, payable no later than the first payroll date occurring 60 days after termination, equal to (i) for Mr. Breuil, Dr. Sarret and Dr. Singh, twelve (12) months of his monthly salary and then-current target bonus opportunity (prorated on a monthly basis at the rates in effect immediately prior to the actions that resulted in the termination) and (ii) for Mr. Staple, eighteen (18) months of his monthly salary and then-current target bonus opportunity (prorated on a monthly basis at the rates in effect immediately prior to the actions that resulted in the termination) plus the prorated portion of his then-current target bonus opportunity for the portion of the current year that he served prior to the termination (calculated based on the number of full or partial months to date in the bonus year multiplied by 1/12 of the annual target bonus opportunity) (or such other bonus amount that reflects the progress toward meeting goals and objectives for the target bonus for such period, as determined by the Board in its reasonable discretion).

  •
  payment of the full amount of the monthly benefits premium (including for eligible dependents) under COBRA for (i) up to twelve (12) months in the case Mr. Breuil, Dr. Sarret and Dr. Singh and (ii) up to eighteen (18) months in the case of Mr. Staple; and

  •
  full acceleration of vesting of all then-outstanding equity awards, including awards that would otherwise vest only upon satisfaction of performance criteria (assuming target level achievement).

        The consummation of the Transactions will constitute a Change in Control under the Change in Control Severance Agreements.

        In addition, pursuant to the Change in Control Severance Agreements, Corium will provide the following benefits if, at any time after the period ending twelve (12) months following the Transactions, the executive officer is terminated by Corium without cause or if the executive officer voluntarily resigns for good reason (each such termination, a "Qualifying Termination of Employment"), subject to the executive officer's execution and non-revocation of a release of claims in favor of Corium:

  •
  a lump sum cash payment, payable no later than the first payroll date occurring 60 days after termination, equal to (i) for Mr. Breuil and Dr. Sarret, nine (9) months of his monthly salary and then-current target bonus opportunity (prorated on a monthly basis at the rates in effect immediately prior to the actions that resulted in the termination), (ii) for Dr. Singh, twelve (12) months of his monthly salary and then-current target bonus opportunity (prorated on a monthly basis at the rates in effect immediately prior to the actions that resulted in the termination), and (iii) for Mr. Staple, twelve (12) months of his monthly salary and then-current target bonus opportunity (prorated on a monthly basis at the rates in effect immediately prior to the actions that resulted in the termination) plus the prorated portion of his then-current target bonus opportunity for the portion of the current year that he served prior to the termination (calculated based on the number of full or partial months to date in the bonus year multiplied by 1/12 of the annual target bonus opportunity) (or such other bonus amount that reflects the progress toward meeting goals and objectives for the target bonus for such period, as determined by the Board in its reasonable discretion).

  •
  payment of the full amount of the monthly benefits premium (including for eligible dependents) under COBRA for (i) up to nine (9) months in the case Mr. Breuil and Dr. Sarret and (ii) up to twelve (12) months in the case of Dr. Singh and Mr. Staple; and

  •
  an additional twelve (12) months of acceleration of vesting of all then-outstanding equity awards, including awards that would otherwise vest only upon satisfaction of performance criteria (assuming target level achievement) for Mr. Staple.

        The Change in Control Severance Agreements provide that, in the event that any payment to an executive officer would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986 (the "Code") (as a result of a payment being classified as a parachute payment under Section 280G of the Code), then such executive officer will be entitled to receive either full payment of such severance and other benefits under the Change in Control Severance Agreements, or such lesser amount which would result in no portion of such benefits being subject to the excise tax, whichever results in the greater after-tax benefits to the executive officer.

        For the purpose of the Change in Control Severance Agreements, the following terms are defined as follows:

  •
  "Cause" means (i) the executive's willful failure substantially to perform his or her duties and responsibilities to Corium or deliberate violation of a Corium policy; (ii) the executive's commission of any act of fraud, embezzlement, dishonesty or any other willful misconduct that has caused or is reasonably expected to result in material injury to Corium; (iii) unauthorized use or disclosure by the executive of any proprietary information or trade secrets of Corium or any other party to whom the executive owes an obligation of nondisclosure as a result of his or her relationship with Corium; or (iv) the executive's willful breach of any of his or her obligations under any written agreement or covenant with Corium. The determination as to whether the executive is being terminated for Cause shall be made in good faith by Corium and shall be final and binding on the executive.

  •
  "Good Reason" means without the executive's consent, (i) a reduction in title, status, responsibility or authority, provided that a mere change in the executive's title shall not constitute grounds for a termination for Good Reason so long as there is no reduction in the executive's duties, responsibilities or authority following such change in title, or the executive's removal from such position or responsibilities without Cause, (ii) a reduction in the executive's annual base salary or annual target bonus, (iii) a requirement that the executive relocate the executive's principal place of work to a location more than thirty (30) miles from the executive's then-current work location, or (iv) a material breach of the executive's Change in Control and Severance Agreement by Corium. For the purpose of clause (i), a change in responsibility shall not be deemed to occur (A) solely because the executive is part of a larger organization or (B) solely because of a change in title. For the executive to receive the benefits under the Change in Control and Severance Agreement as a result of a voluntary resignation under this subsection (g), all of the following requirements must be satisfied: (1) the executive must provide notice to Corium of his or her intent to assert Good Reason within sixty (60) days of the initial existence of one or more of the conditions set forth in subclauses (i) through (iv); (2) Corium (and any applicable successor) will have thirty (30) days (the "Corium Cure Period") from the date of such notice to remedy the condition and, if it does so, the executive may withdraw his or her resignation or may resign with no benefits under Change in Control and Severance Agreement; and (3) any termination of employment under this provision must occur within ten (10) days of the earlier of expiration of the Corium Cure Period or written notice from Corium that it will not undertake to cure the condition set forth in subclauses (i) through (iv). Should Corium remedy the condition as set forth above then one or more of the conditions arises again, the executive may assert Good Reason again subject to all of the conditions set forth herein.

Agreements or Arrangements with Directors of Corium

        Corium's 2014 Plan and its non-employee director compensation policy provide that all options granted to non-employee directors will accelerate and vest in full in the event of a change in control. The consummation of the Transactions will constitute a "change in control" under the 2014 Plan and the non-employee director compensation policy.

Effect of Merger Agreement on Employee Benefits

        For any employee that remains an employee of the Surviving Corporation or any subsidiary of the Surviving Corporation (each a "Continuing Employee"), Parent will, and will cause the Surviving Corporation to, for a period beginning on the Closing Date and ending on December 31, 2019, provide for (i) at least the same level of base salary or base hourly wage levels, if applicable, that were provided to such Continuing Employees immediately prior to the date of the Merger Agreement, (ii) short-term cash incentive compensation opportunities, severance benefits and other employee benefits (other than equity compensation, long-term cash incentive compensation opportunities and retention or transaction bonuses) that are substantially comparable in the aggregate to the benefits provided to such Continuing Employees immediately prior to the execution of the Merger Agreement.

        With respect to each compensation, vacation, fringe or other welfare benefit plan, program or arrangement of the Surviving Corporation ("Surviving Corporation Benefit Plan"), Parent will recognize all service of the Continuing Employees for the purposes of eligibility to participate, levels of benefits (but not for benefit accruals or participation eligibility under any defined benefit pension plan or plan providing post-retirement medical or other similar benefits) and vesting under each such Surviving Corporation Benefit Plan, but solely to the extent that service was credited to such employee for such purposes under a comparable employee benefit plan maintained by Corium immediately prior to the Closing Date, in each case except to the extent that recognizing such service would result in a duplication of benefits.

        With respect to any "employee welfare benefit plan" (as defined by Section 3(1) of the Employment Retirement Income Security Act of 1974, as amended) of the Surviving Corporation ("Surviving Corporation Welfare Plan"), Parent will use reasonable efforts to cause each such Surviving Corporation Welfare Plan to waive all limitations as to pre-existing conditions, waiting periods, required physical examinations and exclusions with respect to participation and coverage requirements applicable under such Surviving Corporation Welfare Plan for such Continuing Employees and their eligible dependents to the same extent that such pre-existing conditions, waiting periods, required physical examinations and exclusions would not have applied or would have been waived under the corresponding Corium employee welfare benefit plan in which such Continuing Employee was a participant immediately prior to his or her commencement of participation in such Surviving Corporation Welfare Plan but only to the extent permitted under the terms and conditions of Parent's applicable insurance contracts in effect as of the Closing Date.

Indemnification and Insurance

        Pursuant to the terms of the Merger Agreement, Corium's directors and officers (including each of Corium's executive officers) will be entitled to certain ongoing indemnification and coverage under directors' and officers' liability insurance policies from Corium for a period of time following the Effective Time. Such indemnification and insurance coverage is further described below in the section entitled "—Effect of the Merger on Director and Officer Indemnification and Insurance."

Golden Parachute Compensation

Background

        In this Schedule 14D-9, Corium is required to disclose any agreement or understanding, whether written or unwritten, between Corium's executive officers and Corium or Gurnet concerning any type of compensation, whether present, deferred or contingent, that is based upon or otherwise relates to the Transactions. Corium has entered into the Change in Control Severance Agreements and award agreements, each of which provides for change in control benefits to the executive officers. The terms and conditions of these agreements are described under the section above entitled "—Agreements or Arrangements with Executive Officers of Corium" and such descriptions are incorporated herein by reference.

Aggregate Amounts of Potential Compensation

        The table below sets forth the information required by Item 402(t) of Regulation S-K regarding compensation for each executive officer of Corium that is based upon or otherwise related to the Transactions.

        For purposes of calculating the potential payments set forth in the table below, Corium has assumed (i) that the Effective Time occurs on October 22, 2018; (ii) that the termination of each executive officer's employment with Corium triggers severance payments and benefits on the Effective Time and (iii) that each executive officer's equity awards held on October 22, 2018 will equal the number of equity awards held by such executive officer on the closing of the Merger. For additional details regarding the terms of the payments quantified below, see the section entitled "—Agreements or Arrangements with Executive Officers of Corium" and the section entitled "—Corium Compensatory Awards." The amounts shown in the table are estimates only, as the actual amounts that may be paid upon an individual's termination of employment can only be determined at the actual time of such termination.

Executive Officer	Cash ($)(1)	Equity ($)(2)	Nonqualified Deferred Compensation Plans ($)(3)	Perquisites/ Benefits ($)(4)	Total Value ($)(5)
Peter D. Staple	1,142,760	2,275,026	200,000	43,361	3,461,146
Robert S. Breuil	532,140	829,660	70,000	41,252	1,403,052
Joseph J. Sarret, M.D., J.D.	485,380	862,420	70,000	28,907	1,376,707
Parminder Singh, Ph.D.	522,480	855,262	70,000	41,252	1,418,994

(1)
Cash. Represents the value of the maximum cash severance payments payable under the applicable executive officer's Change in Control Severance Agreement (i.e. the cash severance payments payable upon a qualifying termination of employment in connection with a Change in Control, which is a termination without cause or resignation for good reason, in each case, within 12 months of the Closing Date, provided that the executive signs a release of claims in connection with such termination), as described above in the section entitled "—Agreements or Arrangements with Executive Officers of Corium." The severance amounts in this column are all "double trigger" in nature, which means that payment of these amounts is conditioned upon a qualifying termination within 12 months of the Closing Date.

As described above in the section entitled "—Agreements or Arrangements with Executive Officers of Corium," the value of the severance payments payable to an executive officer under such officer's Change in Control Severance Agreement will be lower in the event of a qualifying termination of employment outside of a Change in Control, which is a termination without cause or resignation for good reason that occurs outside of a Change in Control, including after 12 months following the Closing Date, provided that the executive signs a release of claims in connection with such termination. The table below sets forth the maximum value of salary severance payments and target bonus severance payable under the applicable executive officer's Change in Control Severance Agreement in the event of a qualifying termination of employment outside of a Change in Control.

Name	Cash ($)
Peter D. Staple	767,195
Robert S. Breuil	399,105
Joseph J. Sarret, M.D., J.D.	364,035
Parminder Singh, Ph.D.	522,480

  The amounts included in the main table and the footnote table above were calculated based upon the executive officer's base salary as in effect on October 22, 2018 ($484,600 for Mr. Staple, $380,100 for Mr. Breuil, $346,700 for Dr. Sarret and $373,200 for Dr. Singh) and the executive officer's current target annual bonus amount ($266,530 for Mr. Staple, $152,040 for Mr. Breuil, $138,680 for Dr. Sarret and $149,280 for Dr. Singh). As a result, the amounts do not reflect the annual salary adjustments and determination of 2018 fiscal year bonuses that are expected to be made before the Closing Date. In accordance with the terms of the Merger Agreement, the aggregate amount of any salary increases for all executive officers plus three other senior employees may not exceed $170,000 per annum and the aggregate amount of fiscal 2018 cash bonuses to be paid to all employees, including the executive officers, may not exceed $2 million.

(2)
Equity. Represents (i) the maximum aggregate payments to be made in respect of unvested options (for which the exercise price is less than $12.50) and unvested RSUs in connection with the termination, and (ii) the total amount that is expected to be payable to the executive officer under the CVR Agreement with respect to such executive officer's Shares and vested options as of October 22, 2018, as described in greater detail above in the section entitled "Relationship with Parent and Merger Sub—Contingent Value Rights Agreement."

Treatment of unvested options and unvested RSUs in the Transactions is described above in the section entitled "—Effect of the Offer and the Merger Agreement on Corium Equity Incentive Plans, Corium Compensatory Awards and the ESPP," and the values attributable to such awards in this column assume such awards accelerate pursuant to a qualifying termination immediately after the Closing Date. The acceleration is therefore "double trigger" in nature.

The amounts in this column attributable to the CVR Agreement payments (and described above in clause (ii) of this footnote) are conditioned upon the occurrence of the CVR Payment Event. These amounts reflect the CVR payment that would potentially be made in respect of the executive officer's Shares and vested options, but not with respect to the unvested options or unvested RSUs because the CVR does not apply to unvested options or unvested RSUs.

The estimated number of shares subject to unvested options and unvested RSUs that will accelerate pursuant to a qualifying termination within twelve months of the Closing Date and the cash payments associated with such awards, as well as the cash payments payable pursuant to the CVR Agreement, are quantified for each executive officer in the table below and are calculated based on outstanding equity awards held as of October 22, 2018. The CVR is included as an equity based payment because it is a portion of the Offer Price payable to the executive officer in exchange for his or her Shares and vested options.

Name	Unvested Option Shares (#)	Amount Payable ($)	Unvested RSUs (#)	Amount Payable ($)	CVR Payment ($)	Total Value ($)
Peter D. Staple	285,625	1,116,649	54,687	683,588	474,790	2,275,026
Robert S. Breuil	96,250	418,327	17,187	214,838	196,496	829,660
Joseph J. Sarret, M.D., J.D.	97,760	368,357	32,187	402,338	91,725	862,420
Parminder Singh, Ph.D.	100,312	414,156	24,687	308,588	132,519	855,262

  As described above in the section entitled "—Agreements or Arrangements with Executive Officers of Corium," if the executive officer experiences a qualifying termination more than 12 months following the Closing Date, the equity payments will be lower than as described in the table immediately above. Instead, and assuming that (i) the Closing Date occurs on October 22, 2018 and (ii) each executive officer terminates his employment with Corium triggering severance payments and benefits on the day immediately following the Effective Time, the payments would be as set forth in the following table and are calculated based on outstanding equity awards held as of October 22, 2018:

Name	Unvested Option Shares Subject to Acceleration (#)	Amount Payable ($)	Unvested RSUs Subject to Acceleration (#)	Amount Payable ($)	CVR Payment ($)	Total Value ($)
Peter D. Staple	125,208	1,565,100	15,625	195,313	474,790	2,235,203
Robert S. Breuil	—	—	—	—	196,496	196,496
Joseph J. Sarret, M.D., J.D.	—	—	—	—	91,725	91,725
Parminder Singh, Ph.D.	—	—	—	—	132,519	132,519

  For each table in this footnote (2) above, the consideration for accelerated unvested Corium Compensatory Awards is equal to an amount in cash equal to the product of (x) the number of Shares issuable under such unvested Corium Compensatory Awards that are accelerated multiplied by (y) the excess of (A) the Closing Amount over (B) the per share exercise price (to the extent applicable).

(3)
Nonqualified Deferred Compensation Plans. This column represents the estimated amounts expected to be allocated and payable to the executive officers under the Transition Bonus Plan, which amounts remain subject to further adjustment and approval at a future date by the Compensation Committee of Corium's Board in its sole and absolute discretion. The maximum aggregate amount that may be allocated to all eligible participants (including the executive officers) under the Transition Bonus Plan is $750,000. Receipt of the amounts under the Transition Bonus Plan will be subject to certain conditions, including the first commercial sale of Corplex Donepezil, all as described in greater detail above in the section entitled "—Transition Bonus Plan."

(4)
Perquisites/Benefits. Represents the highest estimated value of COBRA payments to which each executive officer may become entitled under his Change in Control Severance Agreement as described in greater detail above in the section entitled "—Agreements or Arrangements with Executive Officers of Corium," and assumes such COBRA payments are made pursuant to a qualifying termination of employment immediately after the Closing Date. The amounts in this column are all "double trigger" in nature, which means that payment of these amounts is conditioned upon a qualifying termination within 12 months of the Closing Date.

  As described above in the section entitled "—Agreements or Arrangements with Executive Officers of Corium," if the executive officer experiences a qualifying termination more than 12 months following the Closing Date, the COBRA payments will be lower than as described in the table immediately above and , instead, the payments would be as set forth in the following table:

Name	Perquisites/ Benefits ($)(4)
Peter D. Staple	28,907
Robert S. Breuil	30,939
Joseph J. Sarret, M.D., J.D.	21,680
Parminder Singh, Ph.D.	41,252
(5)
As noted above, pursuant to their Change in Control Severance Agreements, in the event that any payment to an executive officer would be subject to the excise tax imposed by Section 4999 of the Code (as a result of a payment being classified as a parachute payment under Section 280G of the Code), then such executive officer will be entitled to receive either full payment of such severance and other benefits under the Change in Control Severance Agreements, or such lesser amount which would result in no portion of such benefits being subject to the excise tax, whichever results in the greater after-tax benefits to the executive officer. A definitive analysis will depend on the Effective Time, the date of termination (if any) of the executive officer and certain other assumptions used in the calculation. For purposes of this disclosure, Corium assumes that this cutback will not apply.

Effect of the Merger on Director and Officer Indemnification and Insurance

        Pursuant to the Merger Agreement, for a period of six (6) years after the Effective Time, the Surviving Corporation will maintain directors' and officers' liability insurance covering Corium, its subsidiaries and such persons currently covered by Corium's directors' and officers' liability insurance policy in their capacity as directors, officers and/or employees on terms with respect to coverage no less favorable in the aggregate than those of such policy in effect on the date of the Merger Agreement with a cost not to exceed 300% of the last annual premium paid by Corium prior to the date of the Merger Agreement (the "Maximum Amount"). If costs for such insurance would at any time exceed the Maximum Amount, then the Surviving Corporation will maintain the broadest directors' and officers' liability insurance coverage as may be obtained for the Maximum Amount.

        Pursuant to the Merger Agreement, from and after the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, fulfill and honor in all respects the obligations of Corium pursuant to each indemnification agreement that is in effect between Corium and any individual who at the Effective Time is, or at any time prior to the Effective Time was, a director or officer of Corium (each, an "Indemnified Party") and was made available to Parent and any indemnification or exculpation provisions set forth in the certificate of incorporation and bylaws of Corium as in effect on the date of the Merger Agreement. For a period of six (6) years after the Effective Time, (i) the certificate of incorporation and bylaws of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of each Indemnified Party than are set forth in the certificate of incorporation and bylaws of Corium as in effect on the date of the date of the Merger Agreement and (ii) the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, fulfill and honor in all respects the obligations of Corium or the Surviving Corporation with respect to any indemnification or exculpation provisions set forth in the certificate of incorporation or bylaws of Corium as in effect on the date of the Merger Agreement with respect to acts or omissions by persons covered by such provisions and in the capacity covered thereby occurring at or prior to the Effective Time.

Section 16 Matters

        Prior to the Offer Acceptance Time, Corium and the Board shall take all actions to the extent necessary or as may be reasonably requested by any party hereto in connection with the Merger Agreement to cause the Transactions and any and all dispositions or cancellations of equity securities of Corium (including any deemed dispositions or cancellations and any derivative securities with respect to any equity securities of Corium) held by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Corium, and who would otherwise be subject to Rule 16b-3 under the Exchange Act, to be exempt under Rule 16b-3 under the Exchange Act.

Item 4.    The Solicitation or Recommendation

Recommendation of the Board

        After careful consideration, including a thorough review of the terms and conditions of the Offer in consultation with Corium management and its legal and financial advisors, on October 11, 2018, the Board, among other things, unanimously (1) declared that the Offer, the Merger and the other Transactions are advisable, fair to and in the best interests of Corium and its stockholders; (2) adopted and approved the Merger Agreement and approved Corium entering into the Merger Agreement and consummation of the Transactions, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, including that the Merger shall be governed by Section 251(h) of the DGCL and the Merger shall be consummated as soon as practicable following the Offer Acceptance Time; (3) determined to recommend that Corium's stockholders accept the Offer and tender their Shares to Merger Sub pursuant to the Offer; and (4) resolved to take all actions necessary so that the restrictions on business combinations and stockholder vote requirements contained in Section 203 of the DGCL and any other applicable law with respect to a "moratorium," "control share acquisition," "business combination," "fair price" or other forms of anti-takeover laws or regulations that may purport to be applicable will not apply with respect to or as a result of the Merger, the Merger Agreement, the CVR Agreement, the Support Agreement and the other Transactions.

        For the reasons described below, the Board unanimously recommends that Corium's stockholders accept the Offer and tender their Shares to Merger Sub in the Offer.

        In reaching the conclusions and in making the recommendation described above, the Board took into account a number of reasons, described under the section entitled "—Background of the Merger Agreement; Reasons for the Recommendation—Reasons for the Merger."

        A copy of the press release issued by Corium, dated October 11, 2018, announcing the execution of the Merger Agreement is filed as Exhibit (a)(1)(G) and is incorporated herein by reference.

        A copy of the press release of Gurnet, announcing the launch of the Offer, dated October 26, 2018 is filed as Exhibit (a)(1)(H) and is incorporated herein by reference.

Background of the Merger Agreement; Reasons for Recommendation

Background of the Merger Agreement

        The Board, together with members of Corium's senior management, has from time to time during the past several years reviewed and considered various strategic and other opportunities to enhance stockholder value. These reviews have included discussions as to whether the continued execution of Corium's strategy as a stand-alone company and entering into commercial relationships that involve licensing of marketing rights or similar partnering arrangements with third parties with respect to Corium's products (referred to herein as "commercial partnering transactions"), or the possible acquisition of, or merger with, a company with complementary capabilities and/or business assets, or the potential sale of Corium to a third party, offered the best avenue to maximize stockholder value, and in evaluating such options the Board has considered the potential benefits and risks of any such course of action.

        In connection with these reviews, the Board created a finance and transaction committee (the "Committee") in April 2016 to advise the Board on various finance and transaction matters and related matters. The Committee is comprised of Mr. Greenwood, who is the chair of the Committee, Mr. Bjerkholt, Mr. Eastman, Dr. Goddard and Mr. Staple.

        On February 4, 2017, Mr. Eastman introduced Mr. Staple to a representative of a strategic party ("Party A"). Following initial discussions, Corium and Party A entered into a confidentiality agreement and members of Corium's senior management and Party A's management met to provide information on their respective businesses and discussed the possibility of combining the two companies. Corium requested that Guggenheim Securities, LLC ("Guggenheim Securities") assist with Corium's review of a potential combination and discussions with Party A. These discussions continued into early May 2017, but the parties determined not to pursue them further.

        In the context of Corium's review of its corporate strategy, the progress of its lead product development program and related financing requirements, the Board discussed the possibility of engaging a financial advisor to assist with evaluating alternative paths beyond a potential transaction with Party A and, if requested, soliciting appropriate transactions.

        On March 30, 2017, the Board met, together with representatives of Guggenheim Securities and Fenwick & West LLP ("Fenwick & West"), Corium's outside legal advisor. During the meeting, representatives of Guggenheim Securities led a discussion on Corium's strategic alternatives, including commercial partnering transactions with third parties to co-promote or license Corium's products, continuing to execute Corium's stand-alone business plan, entering into a business combination with another company, a solicitation of proposals from other parties for a sale of Corium, and a divestiture of assets. The Board and representatives of Guggenheim Securities also discussed the process that could be followed to assess the potential interest of third parties in acquiring Corium, the parties that could be contacted as part of such a process and the timing and breadth of such outreach. In particular, the Board considered which third parties would be most interested in acquiring Corium and had access to the necessary capital, and the likelihood and ability of such third parties to consummate a transaction. Following this discussion, the Board authorized Corium's senior management to retain Guggenheim Securities as Corium's financial advisor with respect to a sale of control strategic transaction. In selecting Guggenheim Securities as its financial advisor, the Board considered that, among other things, Guggenheim Securities is an internationally recognized investment banking, financial advisory and securities firm whose senior professionals have substantial experience advising companies in, among other industries, the biopharmaceutical industry. Guggenheim Securities, as part of its investment banking, financial advisory and capital markets businesses, is regularly engaged in the valuation and financial assessment of businesses and securities in connection with mergers and acquisitions, recapitalizations, spin-offs/split-offs, restructurings, securities offerings in both the private and public capital markets and valuations for corporate and other purposes.

        Corium's senior management was also engaged in discussions with multiple parties regarding a potential commercial partnering transaction relating to its Corplex Donepezil product, including parties that management believed might be interested in potentially acquiring Corium. To avoid disrupting ongoing partnership negotiations, Guggenheim Securities was directed not to contact certain of these partner candidates at that time. Due to the increasing activity level related to commercial partnering discussions, the diverse types of potential partners, deal structures and geographic regions involved in potential transactions, the Board authorized Corium's senior management to retain an advisory firm to assist them with this project independently of Guggenheim Securities.

        On April 4, 2017, Corium entered into an engagement agreement with Locust Walk Securities, LLC ("Locust Walk"), to assist Corium in pursuing and evaluating the commercial partnering transactions with third parties to license and market Corium's Corplex Donepezil product.

        On May 11, 2017 Corium announced the results of the first of two planned bioequivalence studies for Corplex Donepezil. The results were positive, demonstrating that the product candidate met the primary statistical criteria for bioequivalence to oral Aricept® (donepezil hydrochloride) and provided clear guidance on the parameters for Corium's second bioequivalence study in late 2017.

        On May 17, 2017, the Committee met, together with representatives of Fenwick & West and Locust Walk. At this meeting, representatives of Locust Walk and the Committee members discussed potential commercial partnering transaction structures and potential partners.

        Thereafter, during the course of 2017, the Committee met on a number of occasions to discuss progress on the commercial partnering transactions and other strategic alternatives and financing options.

        In May 2017, Corium completed an underwritten public offering at a public offering price of $6.25 per share and received net proceeds of $37.6 million. This financing was in addition to the net proceeds of $18.5 million raised by Corium in a separate underwritten public offering in February 2017 at a public offering price of $3.00 per share.

        Corium evaluated various commercial partnering transactions until the execution of the Merger Agreement. With respect to U.S. marketing rights, Corium contacted a total of 42 parties, and engaged in confidential discussions with 12 potential partners. Following these initial discussions, Corium engaged in advanced discussions with seven potential partners, including due diligence with eight potential partners and term sheet discussions with five potential partners. By May 2018, these discussions narrowed to three potential partners, referred to as "Commercial Partner A," "Commercial Partner B" and "Commercial Partner C." Discussions were initiated with an additional potential partner ("Commercial Partner D") in September 2018.

        In addition, Corium also contacted a total of 30 parties interested in marketing rights outside the United States, and engaged in confidential discussions with 16 potential partners. Following these initial discussions, Corium engaged in advanced discussions with 11 potential partners, including due diligence with four potential partners and term sheet discussions with five potential partners.

        On July 12, 2017, the Board met with representatives of Guggenheim Securities and Fenwick & West and members of Corium's senior management, who reviewed with the Board a list of 16 strategic parties to contact to ascertain their interest in a potential acquisition of Corium. The Board then authorized representatives of Guggenheim Securities to contact these companies. Following that date, the list was expanded to include an additional seven strategic parties. From September 2017 through December 2017, Guggenheim Securities contacted these 23 strategic parties regarding a potential acquisition of Corium. Following these discussions, 20 parties declined to evaluate a potential transaction and three parties ("Party B," "Party C" and "Party D") indicated interest in evaluating a potential acquisition of Corium.

        On July 30, 2017, Corium executed an engagement letter with Guggenheim Securities regarding its role as financial advisor with respect to a sale of control strategic transaction.

        Representatives of Guggenheim Securities continued preliminary discussions with Party D from August 2017 through December 2017, but Party D declined to enter into a confidentiality agreement and did not otherwise pursue an acquisition of Corium.

        On November 17, 2017, Corium and Party B entered into a confidentiality agreement. The confidentiality agreement contained a "standstill" provision which prohibits Party B from making public proposals to acquire Corium, but permitted Party B to make private communications (including acquisition offers) to the Board at any time. After executing the confidentiality agreement, Corium then provided certain confidential information to Party B to enable it evaluate a potential combination of the companies.

        On November 20, 2017, Corium and Party C entered into a confidentiality agreement and Corium then provided certain confidential information to Party C. On December 11, 2017, Party C indicated that it was not interested in pursuing an acquisition of Corium.

        On December 11, 2017, the Board met, together with representatives of Guggenheim Securities and Fenwick & West. The Board discussed strategic alternatives, including potential commercial partnering transactions (including with Commercial Partner A and others), a potential acquisition of Corium, a potential merger with a company with complementary business assets, and remaining an independent company and raising additional capital to further develop and commercialize Corplex Donepezil. Each of these topics were further discussed by the Committee at a meeting held on December 20, 2017 together with representatives of Fenwick & West.

        On January 4, 2018, members of Corium's senior management visited the corporate offices of Party B to discuss a potential combination of Corium and Party B, and discussed their respective businesses. On January 8, 2018, Mr. Staple met with the chief executive officer of Party B to discuss potential next steps for their discussions. During the course of January 2018, the companies exchanged preliminary financial information.

        On January 17, 2018, the Board met, together with representatives of Fenwick & West. The Board discussed strategic alternatives, including the status of discussions with Party B and ongoing discussions with potential commercial partners.

        On each of February 1, 2018, February 8, 2018 and February 11, 2018, the Committee met, together with representatives of Fenwick & West and, in one instance, representatives of Locust Walk. At each of these meetings, the Committee members discussed the status of potential commercial partnering transactions as well as the potential acquisition transaction with Party B and financing alternatives to enable Corium to pursue the further development and commercialization of Corplex Donepezil as an independent company. The Committee continued to meet from time to time during the first half of 2018 to discuss progress on the potential commercial partnering transactions and other strategic alternatives.

        In February 2018, the U.S. Food and Drug Administration (the "FDA") provided positive feedback that resulted in a decision by Corium to submit the data from its successful 2017 bioequivalence study as the basis for establishing bioequivalence in the planned New Drug Application ("NDA") for Corplex Donepezil.

        From July 2017 through February 2018, members of Corium's senior management sought debt financing with potential lenders to replace Corium's existing term debt, which provided for substantial repayments of principal each quarter starting in September 2018. In March 2018, Corium sold $120 million aggregate principal amount of its 5.0% convertible notes due 2025. Corium used approximately $55 million of the net proceeds from this offering to repay in full its borrowings under the existing term loan agreement, and the remainder was to be used to support Corium's business, including funding for development of Corplex Donepezil and additional pipeline programs.

        On March 28, 2018, Mr. Staple met with the chief executive officer of Party B. Party B provided management projections and agreed to review a potential combination. Corium and Party B, together with their financial advisors, continued these discussions through April 2018.

        On March 20, 2018, the Board met, together with representatives of Guggenheim Securities and Fenwick & West, and discussed Corium's strategic alternatives. As part of that discussion, the Board noted that past outreach was only targeted at strategic partners and considered whether to expand outreach to financial sponsors. Following discussion, the Board authorized Guggenheim Securities to reach out to five financial sponsors.

        Between April 2, 2018 and April 6, 2018 representatives of Guggenheim Securities contacted Party D again, and also contacted five prospective financial sponsors (including Gurnet) regarding a potential acquisition of Corium. Party D and the four financial sponsors other than Gurnet declined to further evaluate an acquisition of Corium.

        As part of this process, on April 2, 2018, representatives of Guggenheim Securities contacted representatives of Gurnet about a potential acquisition of Corium. Guggenheim Securities representatives introduced Gurnet to members of Corium's senior management on April 4, 2018.

        On April 6, 2018, representatives of Gurnet held a conference call with Peter D. Staple, Corium's President and Chief Executive Officer, and Robert S. Breuil, Corium's Chief Financial Officer, to discuss their respective businesses and potential opportunities involving Gurnet and Corium. The terms of the discussion were preliminary and exploratory in nature, relating to Corium's products and stage of development for Corplex Donepezil, but no price or terms of a potential transaction were discussed. At the conclusion of such discussions, the representatives of Gurnet and Corium agreed that further discussions would be beneficial and that the parties should enter into a confidentiality agreement to facilitate the sharing of confidential information by the parties. Later that day, Corium provided a form of confidentiality agreement, which was signed by an affiliate of Gurnet and Corium on April 12, 2018 (the "Initial Confidentiality Agreement").

        Following the execution of the Initial Confidentiality Agreement, Corium provided Gurnet with access to an electronic data room that contained certain confidential information related to Corium's current commercial activities, development efforts and other business matters. During the following months, representatives of Gurnet conducted on-going business due diligence, focusing largely on the commercial opportunity for Corplex Donepezil, with respect to Corium and a potential acquisition of Corium by Gurnet.

        On April 23, 2018, members of Corium's senior management held a conference call with representatives of Gurnet to introduce Corium and Gurnet's respective team members and to continue the prior business opportunity discussions, but no price or terms of a potential transaction were discussed.

        On April 27, 2018, members of Corium's senior management held another conference call with representatives of Gurnet to introduce Corium to certain additional Gurnet team members and to continue the prior business opportunity discussions, but no price or terms of a potential transaction were discussed.

        On April 30, 2018, Corium requested that Gurnet enter into a revised confidentiality agreement reflecting the disclosure of confidential information by both parties and certain additional terms, including a "standstill" provision.

        On May 1, 2018, the Board met, together with representatives of Guggenheim Securities and Fenwick & West. The Board discussed strategic alternatives, including the status of discussions with Gurnet and ongoing discussions with potential commercial partners.

        On May 17, 2018, an affiliate of Gurnet and Corium executed the Confidentiality Agreement, which replaced the Initial Confidentiality Agreement and which contained a "standstill" provision for a period of 12 months from the date of the Confidentiality Agreement, among other things.

        During the course of May and June 2018, representatives of Corium and representatives of Gurnet held periodic telephonic conferences primarily to discuss Corium's commercial prospects and product market analyses and the background of its business, including information relating to its manufacturing facility in Grand Rapids, Michigan.

        On June 25, 2018, the Board met, together with representatives of Guggenheim Securities and Fenwick & West. Representatives of Guggenheim Securities discussed with the Board the landscape for acquisitions of biopharmaceutical companies by financial sponsors and by pharmaceutical companies. They also presented a preliminary valuation analysis of Corium that assumed commercialization of Corplex Donepezil in the United States without a commercial partner, and discussed with the Board the methodologies used in the preliminary analysis. Representatives of Fenwick & West discussed the Board's fiduciary duties with respect to an acquisition process. The Board also discussed Corium's continued efforts to enter into commercial partnering agreements with two pharmaceutical companies, Commercial Partner A and Commercial Partner B, and the capabilities of those potential partners to effectively commercialize Corplex Donepezil. At the end of the meeting, the Board directed Corium's senior management and representatives of Guggenheim Securities to continue discussions with Gurnet regarding a potential acquisition of Corium, and directed Corium's senior management to continue negotiations with Commercial Partner A and Commercial Partner B.

        The discussions with Commercial Partner A continued until the execution of the Merger Agreement, including due diligence and negotiation of draft licensing and manufacturing and supply agreements for a commercial partnering transaction involving multiple geographies, including the United States. Discussions with Commercial Partner B and Commercial Partner C concluded in July 2018. Commercial Partner B indicated that it was not interested in further pursuing a transaction, and Corium determined not to proceed with further negotiations with Commercial Partner C because Corium determined that it would not be able to agree on terms with Commercial Partner C that would be acceptable to Corium, and that Commercial Partner A would be better able to provide the appropriate commercial capability and more likely to agree on terms that would be acceptable to Corium. Discussions with Commercial Partner D regarding rights to Corplex Donepezil in the United States (which commenced in September 2018), and with other parties focused primarily on marketing rights outside the United States, continued until execution of the Merger Agreement.

        On July 19, 2018, representatives of Gurnet met with a representative of Guggenheim Securities at Gurnet's offices in Cambridge, Massachusetts. A representative of Gurnet informally indicated that Gurnet was considering making a proposal to acquire Corium at a price of approximately $10.40 per share and a payment of an unspecified amount of additional consideration contingent upon achievement of an undefined future sales milestone for Corplex Donepezil. A representative of Guggenheim Securities discussed this communication with members of Corium's senior management and certain members of the Board.

        On July 20, 2018, the Board met, together with representatives of Guggenheim Securities and Fenwick & West, and discussed Corium's development programs and its strategic alternatives, including potential commercial partnering arrangements and the recent discussions with Gurnet, including with respect to valuation. Following the Board meeting and at the direction of the Board, on July 20, 2018, a representative of Guggenheim Securities, at the direction of the Board, contacted a representative of Gurnet and encouraged Gurnet to submit a formal offer to acquire Corium to the Board, and indicated that such an offer would need to be at a higher price than the price communicated informally on July 19, 2018.

        On July 24, 2018, the Committee met, together with representatives of Guggenheim Securities and Fenwick & West, and discussed the status of the discussions with Gurnet and its due diligence activity.

        On August 2, 2018, members of Corium's senior management and Guggenheim Securities met with representatives of Gurnet in Cambridge, Massachusetts where they provided information relating to Corium's technology, product development programs and market opportunity analyses, organization and cost structures and discussed the possibility of Gurnet, through one of its affiliates, acquiring Corium; however, neither the price nor the terms of the potential transaction were discussed.

        On August 17, 2018, representatives of Gurnet delivered a non-binding proposal to acquire Corium (the "August 17 Proposal") at a price of $12.00 per share, plus an additional $0.50 per share upon the approval of the New Drug Application for Corplex Donepezil by the FDA on or prior to December 31, 2019 (the "CVR"). The August 17 Proposal contemplated a "two-step" merger involving a tender offer for the outstanding shares of Corium's common stock followed by a short-form merger. The August 17 Proposal was conditioned on the receipt of a binding tender and support agreement from Essex Woodlands and the completion of due diligence by Gurnet's representatives and advisors. The August 17 Proposal also requested that Corium agree to negotiate exclusively with Gurnet through September 30, 2018.

        On August 24, 2018, representatives of Guggenheim Securities, acting at the direction of the Board, informed representatives of Gurnet that the August 17 Proposal represented insufficient value for Corium's stockholders.

        On August 23, 2018, the Board met, together with representatives from Guggenheim Securities and Fenwick & West. At the meeting, a representative of Fenwick & West reviewed the Board's fiduciary duties with respect to a sale process and the August 17 Proposal, including Gurnet's request for exclusive negotiations. Representatives of Guggenheim Securities also reviewed the financial aspects of Gurnet's offer and financial projections prepared by members of Corium's senior management. The Board directed representatives from Guggenheim Securities to inform Gurnet that its offer presented insufficient value, and that Corium was not prepared to enter into any exclusivity arrangement in the context of an offer at such a price. The Board also approved management's financial projections that assumed commercialization of Corplex Donepezil in the United States without a commercial partner (the "Stand-alone Projections"). The Board also discussed the impact on that projection of potential commercial partnering transactions (including the risks and uncertainties inherent in such transactions). Following this discussion, the Board authorized Guggenheim Securities to rely on the Stand-alone Projections for the purpose of its financial and fairness analysis related to the proposed transaction. The Stand-alone Projections are described in further detail under the section entitled "—Certain Unaudited Prospective Financial Information of Corium." The Board also discussed whether to reach out to other potential buyers at this time. In view of the responses to the prior outreach by Guggenheim Securities and the effect that potential leaks could have on the transaction with Gurnet and on the ongoing discussions with Commercial Partner A, the Board determined to defer discussions with other potential buyers until discussions with Gurnet had progressed further.

        On August 27, 2018, representatives of Gurnet delivered to Corium a revised non-binding proposal to acquire Corium at a price of $12.50 per share, plus an additional $0.50 per share upon the approval of the New Drug Application for Corplex Donepezil by the FDA on or prior to December 31, 2019 (the "August 27 Proposal"). The August 27 Proposal, consistent with the August 17 Proposal, provided that Essex Woodlands would enter into an agreement to support the transaction, but did not require Corium to engage in any exclusivity arrangement with Gurnet. In response to the August 27 Proposal and to facilitate review of the August 27 Proposal by the Board, a representative of Guggenheim Securities contacted Gurnet later that day to request that the relevant date for the contingent value right payment event be extended to March 31, 2020, which Gurnet agreed to consider. On the same day, a representative of Gurnet provided a detailed due diligence request list to Corium. The Board directed Guggenheim Securities to inform Gurnet that Corium was prepared to provide Gurnet with in-depth due diligence, and commence discussions regarding a transaction, on the basis of the August 27 Proposal.

        On August 29, 2018, a representative of Guggenheim Securities introduced representatives of Weil, Gotshal & Manges, LLP, Gurnet's outside legal advisor ("Weil") to representatives of Fenwick & West, for the purpose of facilitating legal due diligence and discussion of the legal terms of the potential transaction.

        On September 1, 2018, Corium provided representatives of Gurnet and representatives of Weil with access to a new electronic data room that contained non-public information about Corium. Throughout the month of September 2018 and early October 2018, Corium's senior management engaged in detailed due diligence sessions with representatives of Gurnet and its advisors, and provided detailed legal, financial, regulatory, human resources, business, tax, intellectual property, technical and operational due diligence materials to the electronic data room that were responsive to Gurnet's due diligence requests.

        On September 6, 2018, representatives of Corium and its regulatory advisors met with representatives of the FDA regarding the clinical program and plans for an NDA submission for Corplex Donepezil. The agency's responses to Corium's questions in this meeting provided additional confirmation of the steps required for preparing and submitting the NDA in the manner and timeframe that Corium had planned. Representatives of Gurnet had informed Corium's senior management and Guggenheim Securities that its willingness to proceed with a transaction would depend on review of the written minutes of the meeting to be provided by the FDA.

        On September 7, 2018, members of Corium's senior management gave a high-level summary of the FDA meeting to representatives of Gurnet. On September 8, 2018, members of Corium's senior management met with representatives and advisors of Gurnet to provide a more detailed clinical and regulatory update regarding Corplex Donepezil, discuss CMC (manufacturing) issues and provide updates from the FDA meeting.

        On September 11, 2018, Messrs. Greenwood and Eastman, each a member of the Board and the Committee, attended an in-person meeting in Burlingame, California with representatives of Gurnet. At this meeting, Messrs. Greenwood and Eastman and the representatives of Gurnet discussed Corium's business and its history, and Gurnet's experience and track record of investing in and acquiring companies in the healthcare industry.

        From September 11, 2018 through September 13, 2018, members of Corium's senior management held in-person due diligence meetings with representatives and advisors of Gurnet at Corium's manufacturing facility in Grand Rapids, Michigan, and at its corporate headquarters in Menlo Park, California to discuss business, corporate, finance, manufacturing, regulatory and technical diligence matters regarding the development of Corplex Donepezil and Corium's other product candidates and technologies, and the potential benefits of a transaction involving Gurnet and Corium.

        On September 18, 2018, the Board met, together with representatives of Guggenheim Securities and Fenwick & West. Corium's senior management and representatives of Guggenheim Securities updated the Board on the status of negotiations with Gurnet, and Gurnet's due diligence activities. Members of senior management also updated the Board on Corium's business development activities, including discussions regarding a potential commercial partnering transaction for Corplex Donepezil as an alternative to an acquisition of Corium. The Board directed Corium's senior management to continue negotiations with Gurnet regarding its August 27 Proposal and with potential commercialization partners, including Commercial Partner A.

        On September 22, 2018, representatives of Weil delivered an initial draft of the Merger Agreement to Fenwick & West. The draft included a proposed termination fee of 3.5% of fully diluted equity value (which would have included shares of Corium's common stock issuable upon the conversion of Corium's outstanding convertible notes). The proposed draft included customary restrictions on soliciting other proposals, but did not permit Corium to terminate the Merger Agreement to enter into an agreement with respect to a superior proposal. The proposed draft also provided that unvested Corium options and unvested Corium restricted stock units would be converted into unvested options and unvested restricted stock units to acquire equity in Parent. The proposed draft also did not indicate the source of funds for the acquisition. Representatives of Weil also informed Fenwick & West that, in addition to Essex Woodlands, Gurnet would like other large stockholders of Corium to execute a tender and support agreement in favor the transaction prior to announcement of the transaction.

        On September 24, 2018, the Committee met, together with representatives of Guggenheim Securities and Fenwick & West. At the meeting, a representative of Fenwick & West discussed the terms of the draft Merger Agreement with the Committee. The Committee directed Fenwick & West to continue negotiating the draft Merger Agreement and provided Fenwick & West with direction on the positions to take with respect to the issues in the Merger Agreement.

        Later on September 24, 2018, representatives of Corium, Guggenheim Securities and Fenwick & West discussed certain terms of the draft Merger Agreement with representatives of Gurnet and Weil, including the source of funds for the transactions and the stockholders who could be required to sign a tender and support agreement and the process for approaching those stockholders.

        On September 26, 2018, representatives of Fenwick & West delivered a revised draft of the draft Merger Agreement to Weil. This draft provided for a termination fee of $15 million, which represented approximately 3.0% of Corium's equity value (based on the treasury method for stock options, restricted stock units and warrants, and excluding any shares issuable upon the conversion of Corium's outstanding convertible notes), a number of changes to Corium's representations and warranties and interim operating covenants, and allowed Corium to terminate the Merger Agreement to accept an unsolicited superior proposal. This draft also included a request for Gurnet to identify its source of funds for the transaction.

        On September 29, 2018, the Board met, together with representatives of Guggenheim Securities and Fenwick & West. Representatives of Fenwick & West discussed the proposed terms of the draft Merger Agreement and the progress on negotiations, and the Board provided Fenwick & West with direction on the positions to take with respect to the open issues. A representative of Fenwick & West also discussed the Board's fiduciary duties regarding an acquisition proposal and the solicitation of interest from additional parties. A representative of Guggenheim Securities then discussed a process to solicit proposals from third parties that may be interested in acquiring Corium. The Board identified 12 parties, including eight parties that had been contacted in 2017 with respect to a potential acquisition of Corium (including Party C and Party D), and four parties that had not previously been contacted, that the Board believed would have the greatest likelihood of being interested in acquiring Corium and had the financial resources (or access to capital) to consummate a transaction. The Board determined that reaching out to parties beyond these 12 would not be in the best interests of Corium's stockholders because such outreach would be unlikely to produce a superior proposal in view of the previous outreach efforts, and would increase the risk of a public disclosure that could compromise the negotiations with Gurnet and with Commercial Party A. The Board then directed Guggenheim Securities to contact these 12 parties.

        On September 29, 2018, following discussions between representatives of Corium and Gurnet, Fenwick & West provided Weil with proposed revisions to the sections of the Merger Agreement addressing treatment of unvested Corium options and unvested Corium restricted stock units, which contemplated that such equity awards would not be assumed by Parent, but instead replaced with cash awards equal to $12.50 per share less, in the case of stock options, any applicable exercise price, and such cash awards would be distributed to the holders of such awards subject to and following achievement of the vesting terms of the original equity awards. The proposal also contemplated that a transition bonus plan be established for the benefit of certain continuing employees and consultants, with the aggregate value of such plan to be discussed by the parties.

        Between October 2, 2018 and October 11, 2018, representatives of Guggenheim Securities and, in some cases, members of the Board, contacted each of the 12 parties identified at the September 29, 2018 Board meeting. Eleven of these parties declined to pursue an acquisition or did not respond to the outreach. One strategic party, Party E, indicated that it was interested in receiving confidential materials to evaluate a potential acquisition transaction.

        In addition, Corium continued to provide diligence materials in the electronic data room, as requested by Gurnet, until the execution of the Merger Agreement, and representatives of Fenwick & West continued to negotiate the terms of the Merger Agreement with representatives of Weil, and there were also several communications between representatives of Gurnet and representatives of Guggenheim to discuss various open issues related to the Transactions.

        On October 2, 2018, representatives of Weil provided to Fenwick & West a proposed draft of the CVR Agreement and a revised draft of the Merger Agreement. In this draft CVR Agreement, the required date for approval of the Corplex Donepezil NDA was extended to March 31, 2020. The revised draft Merger Agreement included a termination fee of 3.5% of Corium's fully diluted equity value. The revised draft did not permit Corium to terminate the Merger Agreement to enter into an agreement with respect to an unsolicited superior proposal, expanded the no solicitation covenant to also restrict Corium from engaging in discussions with third parties regarding licensing opportunities after execution of the Merger Agreement, and provided that the offer condition relating to Corium's intellectual property and health and regulatory representations and warranties would require that such representations and warranties be true and correct except for such failures that are not, individually or in the aggregate, material to Corium. Additionally, the revised draft included an obligation for Corium to assist Gurnet in arranging debt financing, but did not otherwise indicate the intended source of funds for the transaction. The revised draft also proposed that Gurnet may require one or more stockholders other than Essex Woodlands to execute a tender and support agreement. Later that day, representatives of Fenwick & West provided Weil with draft disclosure schedules to the Merger Agreement.

        On October 4, 2018, representatives of Fenwick & West discussed the draft Merger Agreement with representatives of Weil, including the source of funds for the transaction, the size of the termination fee and the required signatories to a tender and support agreement.

        On October 5, 2018, Corium received minutes from the FDA that, among other things, reflected the oral feedback provided by the FDA at the September 6, 2018 meeting described above and, on the same day, Corium shared these minutes with Gurnet and members of Corium's senior management had a telephone discussion with representatives of Gurnet to discuss the minutes.

        On October 6, 2018, representatives of Weil and Fenwick & West discussed the remaining open issues in the draft Merger Agreement, including the ability of Corium to terminate the agreement to accept an unsolicited superior proposal, the identity of the stockholders to be parties to the tender and support agreement, the termination fee payable by Corium and the triggers for payment of the termination fee and the representations to be made by Corium. During these discussions, representatives of Weil proposed that Gurnet would commit to provide equity financing sufficient to pay the required consideration under the Merger Agreement.

        Later in the evening on October 6, 2018, representatives of Fenwick & West delivered to Weil proposed revisions to the draft CVR Agreement. The revised draft included an obligation of Parent to use reasonable efforts to obtain FDA approval of the New Drug Application for Corplex Donepezil.

        On October 7, 2018, representatives of Fenwick & West provided Weil with a revised draft of the Merger Agreement, which permitted Corium to terminate the Merger Agreement to accept a superior proposal and proposed that Essex Woodlands (but no other stockholders) would execute a tender and support agreement, and also provided that the offer condition relating to Corium's intellectual property and health and regulatory representations and warranties would require that such representations and warranties be true and correct except for such failures that have not had a material adverse effect. On the same day, representatives of Weil provided Fenwick & West with an initial draft of the Support Agreement, which contained a six month "tail period" requiring signatories to the Support Agreement to oppose any other acquisition proposal for six months after the termination of the Merger Agreement.

        On October 8, 2018, Corium and Party E entered into a confidentiality agreement, which contains a standstill agreement, and Corium provided Party E with access to an electronic data room that contained non-public information about Corium.

        Also on October 8, 2018, representatives of Weil provided Fenwick & West with a revised draft of the Merger Agreement. The draft Merger Agreement permitted Corium to terminate the Merger Agreement to accept an unsolicited superior offer and provided for a termination fee of $19.0 million, which represented 3.9% of Corium's equity value (on a fully diluted, treasury stock basis based on the Closing Amount of $12.50 per Share) and 3.8% of such equity value including the $0.50 per Share payable pursuant to the CVR. The draft additionally proposed that the circumstances in which the termination fee would be payable by Corium if the Merger Agreement was terminated after a rival offer to acquire Corium became publicly known would include a grant by Corium of an exclusive license to any of its core products to another third party within 12 months of such termination. The draft additionally confirmed that Essex Woodlands would be the only Corium stockholder required to execute the Support Agreement.

        Also on October 8, 2018, representatives of Weil and Fenwick & West exchanged drafts of the Support Agreement and agreed that such agreement would not include any "tail period."

        On October 9, 2018, representatives of Fenwick & West discussed the terms of the draft Merger Agreement with representatives of Weil, including the provision requiring Corium to pay a termination fee to Gurnet, under certain circumstances, if it granted a third party an exclusive license to any of its core products after the termination of the Merger Agreement.

        Also on October 9, 2018, a representative of Party E contacted a representative of Guggenheim Securities and informed him that Party E was not interested in pursuing an acquisition of Corium, noting that they believed that the development of Corium's business would require substantial future, dilutive financing.

        Also on October 9, 2018, a representative of Fenwick & West introduced Weil to a representative of Wilson Sonsini Goodrich & Rosati, Professional Corporation ("WSGR"), counsel to Essex Woodlands, to discuss the provisions of the Support Agreement.

        Also on October 9, 2018, a representative of Weil sent an initial draft of the Commitment Letter to be entered into by Gurnet and Parent, which provided for, among other things, Gurnet's commitment to provide Parent with sufficient funds to pay for the aggregate transaction consideration.

        Later on October 9, 2018, the Board met, together with representatives of Guggenheim Securities and Fenwick & West. During the meeting, a representative of Fenwick & West reviewed with the Board the terms of the proposed Merger Agreement with Parent, including, among other things, (i) the consideration of $12.50 per share in cash plus a contingent value right equal to $0.50 per share payable upon FDA approval of Corplex Donepezil on or prior to March 31, 2020 (the "Offer Price"), (ii) the treatment of Corium's outstanding equity incentives, (iii) closing conditions and estimated closing timing, (iv) the definition of "material adverse effect," (v) key covenants, including the restrictions on soliciting competing offers, (vi) covenants regarding Corium's conduct of its business between signing and closing, (vii) certain terms regarding Corium's employees, (viii) the termination fee of $19.0 million and the events under which the termination fee would be payable and (ix) the termination provisions, including the ability of Corium to terminate the Merger Agreement to accept an unsolicited superior offer. The representative of Fenwick & West then reviewed the key open issues remaining in the draft Merger Agreement, including the size of the termination fee and the circumstances under which that fee would be paid, and the Board's fiduciary duties in considering whether to approve the Merger Agreement.

        Following the presentation by representatives of Fenwick & West, representatives of Guggenheim Securities presented to the Board its preliminary financial analysis of the Offer Price. The representatives of Guggenheim Securities also presented on the process that Corium had executed to solicit additional proposals, including outreach to parties that were most likely to be interested in acquiring Corium in 2017, and the additional outreach to potential acquirers after meetings of the Board on March 20, 2018 and September 29, 2018. The representatives indicated to the Board that Guggenheim Securities was prepared to deliver its opinion as to the fairness, from a financial point of view, of the Offer Price to the stockholders of Corium.

        After the presentations, the Board directed representatives of Fenwick & West to finalize the Merger Agreement, with a termination fee of not more than $19 million, and on terms that would not require Corium to pay any termination fee solely due to Corium entering into a licensing arrangement after the termination of the Merger Agreement unless such license required approval by Corium's stockholders or the proceeds of such license (i) were distributed to Corium's stockholders in any special or extraordinary dividend within 12 months of the date of grant or (ii) would constitute all or substantially all of Corium's assets.

        From October 9, 2018 through the morning of October 11, 2018, representatives of Weil and Fenwick & West discussed and finalized the Merger Agreement, CVR Agreement, Support Agreement, Commitment Letter and Corium's disclosure schedules, and representatives of Weil and WSGR finalized the Support Agreement.

        On October 11, 2018, the Board met, together with representatives of Guggenheim Securities and Fenwick & West. At the meeting, a representative of Fenwick & West reviewed the terms of the final Merger Agreement, and again discussed the Board's fiduciary duties in considering a proposal to acquire Corium. Representatives of Guggenheim Securities reviewed with the Board Guggenheim Securities' financial analysis of the Offer Price and rendered an oral opinion, confirmed by delivery of a written opinion, dated October 11, 2018, to the Board to the effect that, as of that date and based on and subject to the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken as set forth in the written opinion, the Offer Price to be received in connection with the Transactions was fair, from a financial point of view, to the stockholders of Corium. The section entitled "—Opinion of Corium's Financial Advisor" contains a more detailed description of the Guggenheim Securities financial analyses and the opinion rendered by Guggenheim Securities to the Board.

        After deliberation, including consideration of the factors described in the section entitled "—Reasons for the Recommendation," the Board unanimously (i) declared that the Merger Agreement, the Merger and the other Transactions are advisable, fair to and in the best interests of Corium and its stockholders, (ii) adopted and approved the Merger Agreement and approved Corium's entry into the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, and (iii) determined to recommend that the stockholders of Corium (other than Parent and its subsidiaries) accept the Offer and tender their shares to Merger Sub pursuant to the Offer.

        Following the approval by the Board, the parties executed the Merger Agreement and the Support Agreement, and representative of Essex Woodlands executed the Support Agreement, on October 11, 2018.

        After the close of trading on Nasdaq on October 11, 2018, Corium issued a press release announcing the execution of the Merger Agreement.

Reasons for Recommendation

        In recommending that Corium's stockholders accept the Offer and tender their Shares to Merger Sub pursuant to the Offer, the Board considered the terms of the Offer, the Merger and the other Transactions, consulted with Corium's management and its financial and legal advisors, and considered a number of factors, including the following (which are not necessarily presented in order of relative importance):

Financial Terms; Certainty of Value

  •
  that the Closing Amount of $12.50 in cash to be received by Corium's stockholders provides immediate and certain value and liquidity and does not expose them to any future risks related to Corium's business or financial markets generally;

  •
  that Corium's stockholders would have the opportunity to receive additional value through the CVR payment, which will provide them with an additional $0.50 in cash consideration per Share if the FDA approves the New Drug Application for Corplex Donepezil on or prior to March 31, 2020 (the "CVR Payment Event");

  •
  that the CVR Agreement requires Parent to cause the Surviving Corporation to use reasonable efforts to achieve the CVR Payment Event, and the Board's belief that the Surviving Corporation has reasonable prospects to achieve the CVR Payment Event given the current phase of development of, and the regulatory pathway applicable to, Corplex Donepezil;

  •
  the relationship of the Offer Price to the trading price of the Shares, including the fact that:

  •
  the Closing Amount represents a premium of approximately 50.1% to the unaffected closing price of Corium's common stock as of October 10, 2018, the last full trading day prior to the Board's approval of the Merger Agreement;

  •
  the Closing Amount represents a premium of approximately 36.5% to the volume-weighted average closing price of Corium's common stock over the 30- trading-day period ending on October 10, 2018;

  •
  the Closing Amount plus the full value of the CVR represents a premium of approximately 42.0% to the volume-weighted average closing price of Corium's common stock over the 30- trading-day period ending on October 10, 2018; and

  •
  the Closing Amount and an assumed value of $0.39 for the CVR (which reflects adjustment for the probability of success of the FDA approval provided by Corium's senior management and an estimate of the time value of money), represents a premium of approximately 40.8% to the volume-weighted average closing price of Corium's common stock over the 30- trading-day period ending on October 10, 2018;

  •
  the Board's assessment of Corium's implied value on a stand-alone basis relative to the Offer Price, based, in part, on the financial analyses presented to the Board by Guggenheim Securities, as more fully described in the section entitled "—Opinion of Corium's Financial Advisor"; and

  •
  the opinion, dated October 11, 2018, of Guggenheim Securities to the Board as to the fairness, from a financial point of view and as of the date of the opinion, of the Offer Price to the stockholders of Corium, which opinion was based on and subject to the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken as set forth in the written opinion, as more fully described under the section entitled "—Opinion of Corium's Financial Advisor" below.

Prospects of Corium

  •
  Corium's current and historical business, financial condition, results of operations, competitive position, strategic alternatives and financial prospects, as well as Corium's long-term business plan and prospects if it were to remain an independent public company;

  •
  the fact that Corium is not profitable and would need to raise significant additional capital to continue operations and the fact that the availability and cost of that capital is uncertain;

  •
  the potential risks to Corium remaining a stand-alone public entity, which would require Corium to either self-fund the commercialization of its products and product candidates, including Corplex Donepezil, or collaborate with a commercial partner to obtain such funding, including;

  •
  that Corium might not be able to finalize an agreement with a commercial partner in a timely manner or on acceptable terms, taking into account the progress of partnering discussions over an extended period of active outreach and negotiations;

  •
  that an agreement with a commercial partner, if achieved, would continue to involve significant risks and uncertainties, including risks related to the commercial partner's commitment and capability to effectively commercialize Corplex Donepezil and to generate significant future revenues for Corium, and the potential that these commercialization efforts could be affected by competing initiatives of the partner and competing plans by the partner to submit its own products for FDA approval at approximately the same time as Corium's planned NDA submission for Corplex Donepezil;

  •
  that self-funding the commercialization of Corium's products and product candidates, including Corplex Donepezil, would require significant additional capital (in the form of equity financing, additional indebtedness or otherwise), which would be dilutive to Corium's stockholders and may not be available on acceptable terms, if at all, when such capital is required;

  •
  that Corium's operating results are dependent, among other things, on demand for Corium's products and on the commercial success of the products marketed by our partners, both of which fluctuate significantly for reasons that are often beyond Corium's or a partner's control;

  •
  that commercialization of Corium's products and product candidates requires FDA and other regulatory approvals and there is no guarantee that Corium will receive those approvals without significant expense or delay or at all;

  •
  that commercialization of Corium's products, whether by a partner or Corium, will require establishing pricing and reimbursement status with governmental and private payers, in an environment where pricing pressures on pharmaceutical products is increasing, in particular for products that are treated as new formulations of pre-existing drugs;

  •
  volatility within the U.S. and global economy;

  •
  general stock market conditions and volatility; and

  •
  the other risks and uncertainties identified in Corium's filings with the SEC;

  •
  the Board's belief, based on discussions and negotiations by Corium's senior management and advisors with Gurnet and other potentially interested parties, that the Offer Price was the highest price that Gurnet or any other interested party would reasonably be willing to pay;

  •
  the Board's belief that continuing to pursue a partnering transaction would be unlikely to result in greater value to Corium's stockholders based on (1) extensive negotiations with potential commercial partners, (2) the inherent uncertainties of achieving sufficient future cash flows following a commercial launch and marketing of a product by a partner (and the risk that the partner may not launch the product on a timely basis, if at all), (3) the transfer of control over commercialization activities and the requirement to enable an alternative (second source) manufacturing site, and including the potential transfer of valuable trade secrets to third parties located in other countries, (4) the unpredictability of partners' commercial priorities relating to their own products and the potential success or failure of their product pipeline that could impact their commercialization efforts for a Corium product, and (5) the risk of undertaking additional dilution to advance Corium's product development pipeline; and

  •
  the Board's belief that, based in part on Guggenheim Securities future share price estimates derived from its illustrative financing-adjusted discounted cash flow analysis, as more fully described in the section "—Opinion of Corium's Financial Advisor," even if Corium successfully executed on its business strategy despite the risks described above, the price of Corium's common stock in the short or medium term was unlikely to exceed on a present value basis the future value equivalent of the Offer Price.

Active Competitive Process

  •
  the fact that Corium actively sought proposals from numerous other parties that it believed were logical potential buyers, as more fully described above under the heading "—Background of the Merger Agreement," including strategic buyers and financial sponsors;

  •
  the fact that early on in the process, at the direction of the Board, representatives of Corium and Guggenheim Securities contacted a total of 28 parties, composed of 23 strategic parties and 5 financial sponsors, in an effort to obtain the best value reasonably available to stockholders;

  •
  the fact that in the weeks immediately prior to entering into the Merger Agreement, at the direction of the Board, representatives of Guggenheim Securities and, in some cases, members of the Board, contacted 12 parties (including eight parties that had been contacted previously) that the Board believed would have the greatest likelihood of being interested in acquiring Corium and had the financial resources (or access to capital) to consummate a transaction to solicit a proposal that was superior to Gurnet;

  •
  the fact that after this outreach, Gurnet was the only party to submit a formal proposal to acquire Corium;

  •
  the fact that Gurnet would not be willing to consummate a transaction on a more protracted timeline that would accommodate further outreach to other potential buyers; and

  •
  the Board's view that the Merger Agreement (1) was the product of arm's-length negotiations, (2) contained terms and conditions which were favorable to Corium, and (3) was the result of an active solicitation process.

Speed and Likelihood of Consummation

  •
  the structure of the transaction as a two-step transaction under Section 251(h) of the DGCL, which potentially enables Corium's stockholders to receive the Offer Price pursuant to the Offer in a relatively short time frame, followed promptly by the Merger in which Corium's stockholders who do not tender in the Offer will receive the same price per share as is paid in the Offer, and that such relatively short timeframe would be expected to reduce the uncertainty and potential disruption to Corium's business pending the closing of the Merger;

  •
  the likelihood that the Offer and the Merger would be consummated, including that:

  •
  Merger Sub is required, subject to certain exceptions, to extend the Offer;

  •
  the conditions to the Offer and the Merger are specific and limited, so that the Transactions are likely to be completed if a sufficient number of Shares are tendered in the Offer;

  •
  that Essex Woodlands executed the Support Agreement and agreed to tender its Shares to Merger Sub in the offer;

    •
    the Board's belief, following consultation with its legal advisors, that the Transactions presented a limited risk of not achieving regulatory clearance or having a delay in the consummation of the Transactions due to regulatory review;

    •
    Parent and Merger Sub have obtained the equity financing commitments to fund the Transactions that provide for Corium as an express third-party beneficiary and permit Corium to specifically enforce the obligations of such commitments to enable Parent and Merger Sub to fulfill its obligations under the Merger Agreement;

    •
    Corium's ability to specifically enforce Parent and Merger Sub's obligations under the Merger Agreement, including Parent and Merger Sub's obligations to consummate the Offer and the Merger, and Corium's ability to seek damages upon any intentional breach by Parent or Merger Sub of the Merger Agreement;

    •
    the business reputation and capabilities of Gurnet and its management and the financial resources of Gurnet and, by extension, Parent and Merger Sub; and

    •
    the outside date under the Merger Agreement on which either party, subject to certain exceptions, can terminate the Merger Agreement allows for sufficient time to consummate the Transactions;

  •
  the Board's belief that the terms of the Merger Agreement, taken as a whole, provide a high degree of protection against the risk that the consummation of the Merger will be unduly delayed or that the Merger will not be consummated; and

  •
  the Board's belief that the Merger Agreement's restrictions on Corium's ability to take certain actions during the pendency of the Merger will not unduly interfere with Corium's ability to operate its business in the ordinary course.

General Matters

  •
  Corium's ability to terminate the Merger Agreement in order to enter into an alternative transaction that the Board determines to be a "superior proposal," subject to certain conditions set forth in the Merger Agreement (including Parent's right to have an opportunity to revise the terms of the Merger Agreement) and Corium's obligation to pay the termination fee of $19 million;

  •
  the right of the Board, under certain circumstances specified in the Merger Agreement, to withdraw, qualify or modify its recommendation that Corium stockholders accept the Offer and tender their shares to Merger Sub in the event that an "intervening event" with respect to Corium occurs, subject to certain conditions set forth in the Merger Agreement (including Parent's right to have an opportunity to revise the terms of the Merger Agreement) and Corium's obligation to pay the termination fee of $19 million in the event that Parent were to terminate the Merger Agreement following such withdrawal, qualification or modification;

  •
  the Board's belief, after discussion with its advisors, that the termination fee of $19 million would not preclude or substantially impede a possible superior proposal from being made;

  •
  the availability of statutory appraisal rights under the DGCL for the holders of Shares who do not tender their Shares in the Offer and who otherwise comply with the required procedures under the DGCL;

  •
  the Board's familiarity with Corium's business, operations, financial condition, results of operations, strategic alternatives, financial prospects and competitive position, and economic and market conditions;

  •
  the fact that resolutions approving the Merger Agreement were unanimously approved by the Board, which is comprised of at least a majority of independent directors who are neither affiliated with Gurnet nor employees of Corium, and which retained and received advice from Fenwick & West and Guggenheim Securities in evaluating, negotiating and recommending the terms of the Merger Agreement;

  •
  the interest of Corium's executive officers and directors in the Transactions that may be different from, or additive to, those of Corium's stockholders generally; and

  •
  the requirement that the Transactions will only occur if the holders of at least a majority of Corium's Shares tender their Shares in the Offer, providing Corium's stockholders with the ability to approve or disapprove of the Transactions.

        The Board also considered a number of uncertainties, risks and potentially negative factors in its deliberations concerning the Merger and the other Transactions, including the following (not necessarily in order of relative importance):

  •
  the fact that the Closing Amount, while providing relative certainty of value, would not allow Corium's stockholders to participate in the possible growth and profits of Corium following the completion of the Transactions;

  •
  the CVR Payment Event necessary to trigger payment under the CVR Agreement might not be achieved within the time period described therein;

  •
  the CVRs will not be freely transferable, subject to limited exceptions described in the CVR Agreement, and will not be registered with the SEC or listed on any securities exchange;

  •
  the non-solicitation provisions of the Merger Agreement that restrict Corium's ability to solicit or, subject to certain exceptions, engage in discussions or negotiations with third parties regarding a proposal to acquire Corium, and the fact that, upon termination of the Merger Agreement under certain specified circumstances, Corium will be required to pay a termination fee of $19 million, which could have the effect of discouraging alternative proposals for a business combination with Corium or adversely affect the valuation that might be proposed by a third party;

  •
  the costs involved in connection with entering into and completing the Transactions and related actions, the time and effort of Corium's management and certain other employees required to complete the Transactions and the related actions, and the related disruptions or potential disruptions to Corium's business operations and future prospects, including its relationships with its employees, suppliers and partners and others that do business or may do business in the future with Corium;

  •
  the terms of the Merger Agreement, including the operational restrictions imposed on Corium between signing and closing (which may delay or prevent Corium from undertaking business opportunities that may arise pending the completion of the Transactions or any other action Corium would otherwise take with respect to the operations of Corium absent the pending Merger);

  •
  the risk of a delay in receiving, or a failure to receive, the required regulatory clearances for the Transactions;

  •
  the potential stockholder and other lawsuits that may be filed in connection with the Merger Agreement and the contemplated Transactions;

  •
  the absence of assurance that all conditions to the parties' obligations, including with respect to required antitrust approvals, to complete the Offer or the Merger will be satisfied;

  •
  the fact that the consideration paid in the Transactions would be taxable to Corium's stockholders that are U.S. holders for U.S. federal income tax purposes; and

  •
  the risk that the proposed Transactions might not be completed and the effect of a resulting public announcement of the termination of the Merger Agreement on:

  •
  the market price of Corium's common stock, which could be adversely affected by many factors, including (1) the reason the Merger Agreement was terminated and whether such termination results from factors adversely affecting Corium, (2) the possibility that the marketplace would consider Corium to be an unattractive acquisition candidate, and (3) the possible sale of Shares of Corium's common stock by short-term investors following the announcement of termination of the Merger Agreement;

  •
  Corium's operating results, particularly in light of the costs incurred in connection with the Transactions, including the potential requirement to pay a termination fee;

  •
  the ability to attract and retain key personnel and other employees; and

  •
  the relationships with Corium's employees, suppliers, partners and others that do business or may do business in the future with Corium.

        During its consideration of the Merger Agreement and the other Transactions, the Board also was aware of the fact that some of Corium's directors and executive officers have interests in the Merger that differ from or are additive to their interests as those of Corium's stockholders generally, which interests are described in the section entitled "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of Corium."

        The foregoing discussion is not meant to be exhaustive, but summarizes the material factors considered by the Board in its consideration of the Merger Agreement, the Offer, the Merger and the other Transactions. After considering these and other factors, the Board concluded that the potential benefits of the Merger Agreement, the Offer, the Merger and the other Transactions outweighed the uncertainties and risks. In view of the variety of factors considered by the Board and the complexity of these factors, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the foregoing factors in reaching its determination and recommendations. Moreover, each member of the Board applied his or her own personal business judgment to the process and may have assigned different weights to different factors. The Board unanimously adopted and approved the Merger Agreement, the Offer, the Merger and the other Transactions, and recommended that Corium's stockholders tender their Shares in the Offer.

Executive Officer and Director Arrangements Following the Merger

        As of the date of the Merger Agreement and as of the date of this Schedule 14D-9, none of Corium's current directors or executive officers have entered into, or committed to enter into, any arrangements or other understandings with Parent, Merger Sub or their respective affiliates regarding continued service with the Surviving Corporation or any of its subsidiaries from and after the Effective Time. It is possible that Parent, Merger Sub or their respective affiliates may enter into employment or other arrangements with Corium's management in the future.

Opinion of Corium's Financial Advisor

        Corium retained Guggenheim Securities to provide it with financial advisory services and a financial opinion in connection with a potential sale of control strategic transaction. In selecting Guggenheim Securities as its financial advisor, the Board considered that, among other things, Guggenheim Securities is an internationally recognized investment banking, financial advisory and securities firm whose senior professionals have substantial experience advising companies in, among other industries, the biopharmaceutical industry. Guggenheim Securities, as part of its investment banking, financial advisory and capital markets businesses, is regularly engaged in the valuation and financial assessment of businesses and securities in connection with mergers and acquisitions, recapitalizations, spin-offs/split-offs, restructurings, securities offerings in both the private and public capital markets and valuations for corporate and other purposes. At the meeting of the Board on October 11, 2018, Guggenheim Securities rendered to the Board its oral opinion, which opinion was subsequently confirmed by delivery of a written opinion, dated October 11, 2018, to the Board, to the effect that, as of the date of the opinion and based on and subject to the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken as set forth in the written opinion, the Offer Price to be received in connection with the Transactions was fair, from a financial point of view, to the stockholders of Corium (the "Fairness Opinion").

        The full text of the written opinion of Guggenheim Securities to the Board, dated as of October 11, 2018, which sets forth the matters considered, the procedures followed, the assumptions made and other various limitations of and qualifications to the review undertaken by Guggenheim Securities, is attached as Annex A to this Schedule 14D-9 and is incorporated by reference in this Schedule 14D-9 in its entirety. The summary of the opinion of Guggenheim Securities in this Schedule 14D-9 is qualified in its entirety by reference to the full text of the written opinion. You are encouraged to read Guggenheim Securities' opinion, this section, and the summary of Guggenheim Securities' opinion below carefully and in their entirety. Guggenheim Securities' opinion is directed to the Board, in its capacity as such, and addresses only the fairness, from a financial point of view and as of the date of such opinion, of the Offer Price to the stockholders of Corium to the extent expressly specified in such opinion and did not address any other aspects or implications of the Transactions. Guggenheim Securities' opinion was not intended to, and does not, constitute advice or a recommendation to any holder of the Shares as to whether to tender such Shares pursuant to the Offer or how to vote or act in connection with the Transactions or otherwise.

Overview

        The Board retained Guggenheim Securities as its financial advisor in connection with a potential sale of control strategic transaction involving Corium and any potential counterparty. In selecting Guggenheim Securities as its financial advisor, the Board considered that, among other things, Guggenheim Securities is an internationally recognized investment banking, financial advisory and securities firm whose senior professionals have substantial experience advising companies in, among other industries, the biopharmaceutical industry. Guggenheim Securities, as part of its investment banking, financial advisory and capital markets businesses, is regularly engaged in the valuation and financial assessment of businesses and securities in connection with mergers and acquisitions, recapitalizations, spin-offs/split-offs, restructurings, securities offerings in both the private and public capital markets and valuations for corporate and other purposes.

        At the October 11, 2018 meeting of the Board, Guggenheim Securities rendered an oral opinion, which was confirmed by delivery of a written opinion, to the Board to the effect that, as of October 11, 2018, and based on and subject to the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken, the Offer Price to be received in connection with the Transactions was fair, from a financial point of view, to the stockholders of Corium.

        This description of Guggenheim Securities' opinion is qualified in its entirety by the full text of the written opinion, which is attached as Annex A to this Schedule 14D-9 and which you should read carefully and in its entirety. Guggenheim Securities' written opinion sets forth the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken by Guggenheim Securities. Guggenheim Securities' written opinion, which was authorized for issuance by the Fairness Opinion and Valuation Committee of Guggenheim Securities, is necessarily based on economic, capital markets and other conditions, and the information made available to Guggenheim Securities, as of the date of such opinion. Guggenheim Securities has no responsibility for updating or revising its opinion based on facts, circumstances or events occurring after the date of the rendering of the opinion.

        In reading the discussion of Guggenheim Securities' opinion set forth below, you should be aware that such opinion (and, as applicable, any materials provided in connection therewith):

  •
  was provided to the Board (in its capacity as such) for its information and assistance in connection with its evaluation of the Offer Price;

  •
  did not constitute a recommendation to the Board with respect to the Transactions;

  •
  does not constitute advice or a recommendation to any holder of the Shares as to whether to tender any such Shares pursuant to the Offer or how to vote or act in connection with the Transactions or otherwise;

  •
  did not address Corium's underlying business or financial decision to pursue the Transactions, the relative merits of the Transactions as compared to any alternative business or financial strategies that might exist for Corium, the financing of the Transactions by Gurnet, Parent or Merger Sub, or the effects of any other transaction in which Corium might engage;

  •
  addressed only the fairness, from a financial point of view and as of the date of such opinion, of the Offer Price to the stockholders of Corium to the extent expressly specified in such opinion;

  •
  expressed no view or opinion as to (i) any other term, aspect or implication of (a) the Transactions (including, without limitation, the form or structure of the Transactions) or the Merger Agreement or (b) any tender and support agreement, the CVR Agreement or any other agreement, transaction document or instrument contemplated by the Merger Agreement or to be entered into or amended in connection with the Transactions, (ii) the likelihood or probability of the achievement or satisfaction of the milestone necessary for the CVR to be paid in accordance with the CVR Agreement or (iii) the fairness, financial or otherwise, of the Transactions to, or of any consideration to be paid to or received by, the holders of any class of securities (other than as expressly specified in the opinion), creditors or other constituencies of Corium;

  •
  did not address the individual circumstances of specific holders of Corium's securities (including, without limitation, stock options and warrants) with respect to rights or aspects which may distinguish such holders of Corium's securities (including, without limitation, stock options and warrants) held by such holders; and

  •
  expressed no view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of Corium's directors, officers or employees, or any class of such persons, in connection with the Transactions relative to the Offer Price or otherwise.

        In the course of performing its reviews and analyses for rendering its opinion, Guggenheim Securities:

  •
  reviewed the Merger Agreement, including the form of the CVR Agreement attached as an annex thereto;

  •
  reviewed certain publicly available business and financial information regarding Corium;

  •
  reviewed certain non-public business and financial information regarding Corium's business and prospects (including, without limitation, certain unadjusted and probability-adjusted financial projections for the years ending December 31, 2018 through December 31, 2037 and certain estimates as to potentially realizable existing net operating loss carryforwards expected to be utilized by Corium), all as prepared and approved for Guggenheim Securities' use by Corium's senior management;

  •
  discussed with Corium's senior management their strategic and financial rationale for the Transactions as well as their views of Corium's business, operations, historical and projected financial results, liquidity, funding needs and access to capital and future prospects (including, without limitation, their assumptions as to the expected amounts, timing and pricing of future issuances of equity in Corium) and the commercial, competitive and regulatory dynamics in the biopharmaceutical sector;

  •
  reviewed the historical prices, trading multiples and trading activity of the Shares;

  •
  reviewed the valuation and financial metrics of certain mergers and acquisitions that Guggenheim Securities deemed relevant in evaluating the Transactions;

  •
  performed financing-adjusted discounted cash flow analyses based on the probability-adjusted financial projections for Corium and certain other information, in each case as prepared and approved for Guggenheim Securities' use by Corium's senior management; and

  •
  conducted such other studies, analyses, inquiries and investigations as Guggenheim Securities deemed appropriate.

        With respect to the information used in arriving at its opinion, Guggenheim Securities noted that:

  •
  Guggenheim Securities relied upon and assumed the accuracy, completeness and reasonableness of all industry, business, financial, legal, regulatory, tax, accounting, actuarial and other information (including, without limitation, any financial projections, other estimates and other forward-looking information) provided by or discussed with Corium or obtained from public sources, data suppliers and other third parties.

  •
  Guggenheim Securities (i) did not assume any responsibility, obligation or liability for the accuracy, completeness, reasonableness, achievability or independent verification of, and did not independently verify, any such information (including, without limitation, any financial projections, other estimates and other forward-looking information), (ii) expressed no view, opinion, representation, guaranty or warranty (in each case, express or implied) regarding the (a) reasonableness or achievability of any financial projections, other estimates and other forward-looking information or the assumptions upon which they were based or (b) the probability adjustments reflected in such financial projections and (iii) relied upon the assurances of Corium's senior management that they were unaware of any facts or circumstances that would make such information (including, without limitation, any financial projections, other estimates and other forward-looking information) incomplete, inaccurate or misleading.

  •
  Specifically, with respect to any (i) financial projections, other estimates and other forward-looking information provided by or discussed with Corium, (a) Guggenheim Securities was advised by Corium's senior management, and Guggenheim Securities assumed, that such financial projections (including, without limitation, the probability adjustments reflected therein and the expected development and commercialization of Corium's products and product candidates), other estimates and other forward-looking information utilized in Guggenheim Securities' analyses had been reasonably prepared on bases reflecting the best currently available estimates and judgments of Corium's senior management and (b) Guggenheim Securities assumed that such financial projections, other estimates and other forward-looking information had been reviewed by the Board with the understanding that such information would be used and relied upon by Guggenheim Securities in connection with rendering its opinion and

    (ii) financial projections, other estimates and/or other forward-looking information obtained by Guggenheim Securities from public sources, data suppliers and other third parties, Guggenheim Securities assumed that such information was reasonable and reliable.

        Guggenheim Securities also noted certain other considerations with respect to its engagement and the rendering of its opinion:

  •
  During the course of its engagement, Guggenheim Securities was asked by the Board to solicit indications of interest from various third parties regarding a potential transaction with Corium, and Guggenheim Securities considered the results of such solicitation process in rendering its opinion.

  •
  Guggenheim Securities did not perform or obtain any independent appraisal of the assets or liabilities (including, without limitation, any contingent, derivative or off-balance sheet assets and liabilities) of Corium or any other entity or the solvency or fair value of Corium or any other entity, nor was Guggenheim Securities furnished with any such appraisals.

  •
  Guggenheim Securities' professionals are not legal, regulatory, tax, consulting, accounting, appraisal or actuarial experts and nothing in Guggenheim Securities' opinion should be construed as constituting advice with respect to such matters; accordingly, Guggenheim Securities relied on the assessments of Corium's senior management and Corium's other professional advisors with respect to such matters. Guggenheim Securities did not express any view or render any opinion regarding the tax consequences of the Transactions to Corium or its stockholders.

  •
  Guggenheim Securities further assumed that:

  •
  in all respects meaningful to its analyses, (i) Corium, Parent and Merger Sub will comply with all terms and provisions of the Merger Agreement and (ii) the representations and warranties of Corium, Parent and Merger Sub contained in the Merger Agreement were true and correct and all conditions to the obligations of each party to the Merger Agreement to consummate the Transactions would be satisfied without any waiver, amendment or modification thereof; and

  •
  the Transactions will be consummated in a timely manner in accordance with the terms of the Merger Agreement and in compliance with all applicable laws, documents and other requirements, without any delays, limitations, restrictions, conditions, waivers, amendments or modifications (regulatory, tax-related or otherwise) that would have an effect on Corium, Parent or Merger Sub or the Transactions in any way meaningful to Guggenheim Securities' analyses or opinion.

  •
  Guggenheim Securities did not express any view or opinion as to the price or range of prices at which the Shares or other securities or financial instruments of or relating to Corium may trade or otherwise be transferable at any time, including subsequent to the announcement or consummation of the Transactions.

Summary of Financial Analyses

Overview of Financial Analyses

        This "Summary of Financial Analyses" presents a summary of the principal financial analyses performed by Guggenheim Securities and presented to the Board in connection with Guggenheim Securities' rendering of its opinion. Such presentation to the Board was supplemented by Guggenheim Securities' oral discussion, the nature and substance of which may not be fully described herein.

        Some of the financial analyses summarized below include summary data and information presented in tabular format. In order to understand fully such financial analyses, the summary data and tables must be read together with the full text of the summary. Considering the summary data and tables alone could create a misleading or incomplete view of Guggenheim Securities' financial analyses.

        The preparation of a fairness opinion is a complex process and involves various judgments and determinations as to the most appropriate and relevant financial analyses and the application of those methods to the particular circumstances involved. A fairness opinion therefore is not readily susceptible to partial analysis or summary description, and taking portions of the financial analyses set forth below, without considering such analyses as a whole, would in Guggenheim Securities' view create an incomplete and misleading picture of the processes underlying the financial analyses considered in rendering Guggenheim Securities' opinion.

        In arriving at its opinion, Guggenheim Securities:

  •
  based its financial analyses on various assumptions, including assumptions concerning general business, economic and capital markets conditions and industry-specific and company-specific factors, all of which are beyond the control of Corium, Parent, Merger Sub and Guggenheim Securities;

  •
  did not form a view or opinion as to whether any individual analysis or factor, whether positive or negative, considered in isolation, supported or failed to support its opinion;

  •
  considered the results of all of its financial analyses and did not attribute any particular weight to any one analysis or factor; and

  •
  ultimately arrived at its opinion based on the results of all of its financial analyses assessed as a whole and believes that the totality of the factors considered and the various financial analyses performed by Guggenheim Securities in connection with its opinion operated collectively to support its determination as to the fairness, from a financial point of view and as of the date of such opinion, of the Offer Price to be received by the stockholders of Corium pursuant to the Transactions to the extent expressly specified in such opinion.

        With respect to the financial analyses performed by Guggenheim Securities in connection with rendering its opinion:

  •
  such financial analyses, particularly those based on estimates and projections, are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by these analyses;

  •
  none of the selected precedent merger and acquisition transactions used in the selected premiums paid analysis described below is identical or directly comparable to the Transactions; however, such transactions were selected by Guggenheim Securities, among other reasons, because they involved target companies which may be considered broadly similar, for purposes of Guggenheim Securities' financial analyses, to Corium based on Guggenheim Securities' familiarity with the biopharmaceutical industry; and

  •
  such financial analyses do not purport to be appraisals or to reflect the prices at which any securities may trade at the present time or at any time in the future.

Recap of Implied Transactions Financial Metrics

        Based on (i) the Closing Amount of $12.50 per Share and (ii) the combination of the Closing Amount of $12.50 per Share in cash and an assumed value of $0.39 for the CVR (which reflects adjustment for the probability of success of the FDA approval provided by Corium's senior management and an estimate of the time value of money) (the "Adjusted Offer Price"), Guggenheim Securities calculated implied transaction-related statistics as outlined in the table below:

Corium Analysis at Various Prices as of October 10, 2018

		Current Stock Price	Closing Amount	Adjusted Offer Price
Stock Price		$8.33	$12.50	$12.89
	Metric

Premium / (Discount) to Current Stock Price	$8.33	—	50.1%	54.8%
Premium / (Discount) to 30-Day Volume Weighted Average Price ("VWAP")	9.16	(9.0)%	36.5	40.8
% of 52-Week High Stock Price (Intraday)	13.93	59.8	89.7	92.6
% of 52-Week Low Stock Price (Intraday)	7.17	116.2	174.3	179.8

Financial Analyses Recap

        In evaluating Corium in connection with rendering its opinion, Guggenheim Securities performed various financial analyses which are summarized in the table below and described in more detail elsewhere herein, including financing-adjusted discounted cash flow analyses. Solely for informational reference purposes, Guggenheim Securities also reviewed the historical trading price range for the Shares, Wall Street equity research analysts' price targets for Corium's common stock and implied premiums paid or proposed to be paid in selected precedent specialty pharmaceuticals industry transactions.

Summary of Corium Financial Analyses

Closing Amount	$12.50
Adjusted Offer Price	12.89

	Implied Reference Ranges for Corium
Financial Analyses	Low	High
Financing-Adjusted Discounted Cash Flow Analyses	$9.84	$12.66
For Informational Reference Purposes
Stock Price Range During 52-Week Period Ended October 10, 2018	7.17	13.93
Wall Street Equity Research Analyst Stock Price Targets	11.06	12.65
Selected Premiums Paid (1-Day) (25th to 75th percentile)	10.15	13.81
Selected Premiums Paid (30-Day VWAP) (25th to 75th percentile)	11.41	15.69

Corium Financing-Adjusted Discounted Cash Flow Analyses

        Guggenheim Securities performed stand-alone financing-adjusted discounted cash flow analyses of Corium based on Corium's after-tax unlevered free cash flows, as adjusted for the projected probabilities of success of obtaining FDA approval by various Corium product candidates, and an estimate of its terminal value at the end of the projection horizon.

        In performing its financing-adjusted discounted cash flow analyses with respect to Corium:

  •
  Guggenheim Securities utilized the probability-adjusted financial projections provided by Corium's senior management for the years ending December 31, 2018 through December 31, 2037, taking into account multiple hypothetical equity financings conducted through 2020 with aggregate gross proceeds of $225 million and the related dilution, as provided and approved for Guggenheim Securities' use by Corium's senior management.

  •
  Guggenheim Securities used a discount rate range of 12.50% to 14.80% for the specialty pharmaceutical portion of Corium's business and 12.00% to 13.60% for the contract manufacturing portion of Corium's business, based on its estimate of Corium's weighted average cost of capital for each portion of Corium's business.

  •
  In estimating Corium's terminal value, Guggenheim Securities used a reference range of perpetual growth rates of Corium's terminal year after-tax unlevered free cash flows of (60%) to (40%) for the specialty pharmaceutical business and 0% for the contract manufacturing business, each as provided by Corium's senior management.

  •
  Guggenheim Securities took into account the estimated present value of the potential tax savings expected to result from the utilization of Corium's net operating loss carryforwards existing prior to December 31, 2018.

        Guggenheim Securities' financing-adjusted discounted cash flow analyses resulted in an overall reference range of $9.84 to $12.66 per Share for purposes of evaluating Corium's common stock on a stand-alone intrinsic-value basis.

Other Financial Reviews and Analyses Solely For Informational Reference Purposes

        In order to provide certain context for the financial analyses in connection with its opinion as described above, Guggenheim Securities undertook various additional financial reviews and analyses as summarized below solely for informational reference purposes. As a general matter, Guggenheim Securities did not consider such additional financial reviews and analyses to be determinative methodologies for purposes of its opinion.

Corium Stock Price Trading History

        Guggenheim Securities reviewed Corium's stock price trading history over various timeframes. Guggenheim Securities indicated that in the 52-week period ending October 10, 2018, Corium's common stock generally had traded in a range of approximately $7.17 to $13.93 per Share.

Corium Wall Street Equity Research Analyst Stock Price Targets

        Guggenheim Securities reviewed selected Wall Street equity research analyst price targets for Corium as published prior to October 10, 2018 (the last complete trading day prior to the Board meeting to consider and approve the Transactions). Guggenheim Securities noted that such Wall Street equity research analyst stock price targets for Corium's common stock were $12.00 to $14.00 per Share. Using a discount rate of 14.45% (which reflected the midpoint of Guggenheim Securities' estimate of the cost of equity range for Corium's business), Guggenheim Securities discounted back such Wall Street equity research analysts' stock price targets to arrive at present values of such Wall Street equity research analyst stock price targets for Corium's common stock of approximately $11.06 to $12.65 per Share.

        Guggenheim Securities noted that Wall Street equity research analyst stock price targets and the present values thereof do not necessarily reflect current market trading prices for Corium's common stock, and such estimates are subject to various uncertainties, including the future financial performance of Corium and future capital markets conditions.

Premiums Paid in Selected Merger and Acquisition Transactions

        Guggenheim Securities reviewed, based on publicly available information, the implied premiums paid or proposed to be paid in connection with 15 selected transactions announced since 2013, with enterprise values between $100 million and $1 billion involving public target companies in the specialty pharmaceutical industry that Guggenheim Securities deemed relevant for purposes of this analysis. The premiums in this analysis were calculated by comparing the per share acquisition price in each transaction to (i) the closing price of the target company's common stock on the date one day prior to the date on which the trading price of the target company's common stock was perceived to be affected by the respective transaction, and (ii) the 30-day VWAP of the target company's common stock ending on such date. Guggenheim Securities noted that applying the range from the 25th percentile to the 75th percentile of the one trading day premiums derived from such transactions of approximately 22% to 66% to Corium's closing stock price on October 10, 2018 (the last complete trading day prior to the Board meeting to consider and approve the Transactions) indicated an implied reference range of approximately $10.15 to $13.81 per Share. Guggenheim Securities also noted that applying the range from the 25th percentile to the 75th percentile of the 30-day VWAP premiums derived from such transactions of approximately 25% to 71% to Corium's 30-day VWAP on October 10, 2018 (the last complete trading day prior to the Board meeting to consider and approve the Transactions) indicated an implied reference range of approximately $11.41 to $15.69 per Share.

Other Considerations

        Except as described in the summary above, Corium did not provide specific instructions to, or place any limitations on, Guggenheim Securities with respect to the procedures to be followed or factors to be considered in performing its financial analyses or providing its opinion. The type and amount of consideration payable in the Transactions was determined through negotiations between Corium and Parent and were approved by the Board. The decision to enter into the Merger Agreement was solely that of the Board. Guggenheim Securities' opinion was just one of the many factors taken into consideration by the Board. Consequently, Guggenheim Securities' financial analyses should not be viewed as determinative of the decision of the Board with respect to the fairness, from a financial point of view, to the stockholders of Corium of the Offer Price pursuant to the Transactions.

        During the past two years, Guggenheim Securities has not been engaged by Corium to provide financial advisory or other investment banking services with respect to matters unrelated to the Transactions for which Guggenheim Securities has received or expects to receive compensation, except in connection with Corium's $35 million follow-on offering in 2017, for which Guggenheim Securities acted as a co-manager and received agreed upon compensation. During the past two years, Guggenheim Securities has not been engaged by Parent or Gurnet to provide financial advisory or other investment banking services for which Guggenheim Securities received or expects to receive compensation. Guggenheim Securities may seek to provide Corium, Gurnet and Parent and their respective affiliates with certain financial advisory and investment banking services unrelated to the Transactions in the future, for which services Guggenheim Securities would expect to receive compensation.

        Guggenheim Securities and its affiliates and related entities engage in a wide range of financial services activities for its and their own accounts and the accounts of customers, including, without limitation: asset, investment and wealth management; insurance services; investment banking, corporate finance, mergers and acquisitions and restructuring; merchant banking; fixed income and equity sales, trading and research; and derivatives, foreign exchange and futures. In the ordinary course of these activities, Guggenheim Securities and its affiliates and related entities may (i) provide such financial services to Corium, Gurnet, Parent, other participants in the Transactions and their respective affiliates, investment funds and portfolio companies, for which services Guggenheim Securities and its affiliates and related entities may have received, and may in the future receive, compensation and (ii) directly and indirectly hold long and short positions, trade and otherwise conduct such activities in or with respect to loans, debt and equity securities and derivative products of or relating to Corium, Gurnet, Parent, other participants in the Transactions and their respective affiliates, investment funds and portfolio companies. Furthermore, Guggenheim Securities and its affiliates and related entities and its or their respective directors, officers, employees, consultants and agents may have investments in Corium, Gurnet, Parent, other participants in the Transactions and their respective affiliates, investment funds and portfolio companies.

        Consistent with applicable legal and regulatory guidelines, Guggenheim Securities has adopted certain policies and procedures to establish and maintain the independence of its research departments and personnel. As a result, Guggenheim Securities' research analysts may hold views, make statements or investment recommendations and publish research reports with respect to Corium, Gurnet, Parent, other participants in the Transactions and their respective affiliates, investment funds and portfolio companies and the Transactions that differ from the views of Guggenheim Securities' investment banking personnel.

Certain Unaudited Prospective Financial Information of Corium

        Corium does not, as a matter of course, publicly disclose forecasts or projections as to future performance, earnings or other results (with the exception of limited near-term guidance with respect to total revenue growth and cash resources) due to the inherent unpredictability of projections and their underlying assumptions and estimates. However, in connection with the Transactions, senior management prepared certain non-public unaudited financial analyses and forecasts as a standalone company but based on an assumption that Corium self-funded the continued development and self-marketing of all of its pipeline products (and financed this with equity financings), rather than entering into commercial partnering transactions for those products (the "Projections").

        The Projections assumed that Corium itself manufactures, commercializes and distributes the products that are currently under development, without relying on one or more commercial partners to do so under license from Corium. The Projections also reflected an assessment of, and were risk-adjusted for, the probability of success of each of the products that are currently under development, including the probability that each of these products successfully completes each stage of their development, is approved by the FDA, and is successfully commercialized. In addition, the Projections reflected certain financial, operating and commercial assumptions developed solely using the information available to Corium's management at the time the Projections were created. Corium's management provided the Projections to the Board in connection with its consideration of the Transactions and to Guggenheim Securities in connection with its rendering of its fairness opinion to the Board and performing its related financial analysis, as described above under the heading "—Opinion of Corium's Financial Advisor."

        A summary of the Projections is set forth below:

	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037
	($mm)
Net sales	33	44	84	144	209	299	322	346	374	395	416	439	463	488	515	543	573	605	639
EBIT	(50)	(79)	(54)	8	69	146	166	187	210	229	247	266	286	307	330	354	379	406	435
EBITDA(1)	(44)	(71)	(46)	16	77	155	175	196	220	240	258	277	298	320	343	368	394	422	451

(1)
EBITDA consists of earnings before interest income/expense, taxes, and depreciation and amortization, and excludes the effect of stock-based compensation expense. EBITDA is a non-GAAP financial measure and is not intended to represent, or to be used, as a substitute for operating income and net income as a measure of operating performance or for cash flows from operations as a measure of liquidity.

        In addition, at the direction of senior management, Guggenheim Securities calculated from the Projections after-tax unlevered free cash flows as set forth below for use in its financing-adjusted discounted cash flow analysis, as well as, at the direction of senior management, separate after-tax free cash flows for Corium's specialty pharmaceuticals business and its contract manufacturing business.

	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031		2032		2033		2034		2035		2036		2037
	($mm)
Unlevered Free Cash Flow(1)	(47)	(80)	(57)	1	61	133	150	153	153	168	182	196	210		226		243		260		279		299		320
Free Cash Flow from Specialty Pharmaceuticals(1)	(41)	(76)	(56)	(0)	61	132	149	152	152	167	181	194		(*)		(*)		(*)		(*)		(*)		(*)	319
Free Cash Flow from Contract Manufacturing(1)	(6)	(5)	(1)	1	1	1	1	1	1	1	1	1		(*)		(*)		(*)		(*)		(*)		(*)	1

(1)
Unlevered Free Cash Flow consists of EBIT minus tax expense, non-cash expenses (such as depreciation, amortization, and stock compensation expense) and capital expenditures, and adjusted for changes in net working capital. Unlevered Free Cash Flow is a non-GAAP financial measure and is not intended to represent, or to be used, as a substitute for operating income and net income as a measure of operating performance or for cash flows from operations as a measure of liquidity.

(*)
Free cash flows for Corium's specialty pharmaceuticals business and its contract manufacturing business were not reviewed by Corium's Board.

        The summary of the Projections is included in this Schedule 14D-9 solely to give Corium's stockholders access to certain financial projections that were made available to the Board and Guggenheim Securities in connection with the rendering of its fairness opinion to the Board, and is not being included in this Schedule 14D-9 to influence a Corium stockholder's decision whether to tender Shares in the Offer or for any other purpose. The Projections differ from published analyst estimates and forecasts. The inclusion of the Projections in this Schedule 14D-9 should not be regarded as an indication that Corium or any of its affiliates, advisors or representatives considered or considers the Projections to be necessarily predictive of actual future events, and the Projections should not be relied upon as such. Neither Corium nor any of its respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any of Corium's stockholders or any other person regarding the ultimate performance of Corium compared to the information contained in the Projections or can give any assurance that actual results will not differ from the Projections. Corium has made no representation to Parent or Merger Sub in the Merger Agreement or otherwise concerning the Projections, nor were the Projections provided to Parent or Merger Sub prior to entering into the Merger Agreement. The financial data provided in the tables set forth above has not been updated to reflect senior management's current views of Corium or Corium's future financial performance and should not be treated as guidance with respect to projected results for 2018 or any other period. Corium does not intend to make publicly available any update or other revision to the Projections, except as otherwise required by law.

        The Projections were prepared by senior management for internal use and were not prepared with a view toward public disclosure. Accordingly, they do not necessarily comply with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for the preparation and presentation of financial forecasts, or generally accepted accounting principles ("GAAP"). Neither Corium's independent registered public accounting firm, nor any other independent accountants, have audited, reviewed, compiled or performed any procedures with respect to the Projections or expressed any opinion or any form of assurance related thereto. In addition, certain of the projected financial information set forth above, such as EBITDA and Unlevered Free Cash Flow, are non-GAAP financial measures. Non-GAAP financial measures should not be considered as an alternative to operating income or net income as measures of operating performance, or as an alternative to cash flows as a measure of liquidity. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by Corium may not be comparable to similarly titled amounts used by other companies. No reconciliation of non-GAAP measures in the Projections to GAAP measures was created or used in connection with the Transactions.

        Modeling and forecasting the future cash flows associated with the development and commercialization of products in research, pre-clinical and clinical stages are a highly speculative endeavor. The Projections, while presented with numerical specificity, were based on numerous variables and assumptions that are inherently uncertain and necessarily involve judgments with respect to, among other things, product revenue growth, product launch, commercialization and development, estimated costs and expenses, likelihood of success in successive stages of clinical development, pricing, competition, market share, regulatory approvals, and future economic, competitive and regulatory conditions, all of which are difficult or impossible to predict and many of which are beyond Corium's control. The Projections were developed under the assumption of continued standalone operation without a commercial partner with respect to products that are currently under development, and did not give effect to any changes or expenses as a result of the Transactions or any effects of the Transactions (including the announcement of the Transactions). The Projections reflect assumptions as to certain business decisions that are subject to change. In addition, given that the Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year.

        Important factors that may affect actual results and result in the Projections not being achieved include the future pricing and reimbursement environment for Corium's therapeutic products; new competitors and technologies not currently foreseen; risks associated with product development; risks associated with clinical trials; risks relating to actions of regulatory authorities; risks related to reliance on third parties for supply of raw materials and distribution of Corium's products and product candidates; the outcome of any significant legal proceedings; risks associated with doing business in international and emerging markets; risks associated with current and potential future healthcare reforms; failure to identify and execute on business development and research and development opportunities; Corium's dependence on relationships with collaborators and other third parties for revenue and other aspects of its business; failure to comply with legal and regulatory requirements affecting Corium's business; and other risk factors described in Corium's Annual Report on Form 10-K for the fiscal year ended September 30, 2017, quarterly reports on Form 10-Q, current reports on Form 8-K and subsequent reports.

        In addition, the Projections may be affected by Corium's ability to achieve strategic goals, objectives and targets over the applicable period, including the ability to raise substantial amounts in financing transactions to fund the commercialization of Corium's products under development. The Projections also reflect assumptions that are subject to change and are susceptible to multiple interpretations and periodic revisions based on actual results, revised prospects for Corium's business, competitive environment, changes in general business or economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated when the Projections were prepared. The Projections do not take into account any circumstances, transactions or events occurring after the dates on which the Projections were prepared. Accordingly, actual results will differ, and may differ materially, from those contained in the Projections. There can be no assurance that the financial results in the Projections will be realized, or that future actual financial results will not materially vary from those in the Projections. The Projections are forward-looking statements, and are expressly qualified in their entirety by the risks and uncertainties identified above and the cautionary statements contained in Corium's Annual Report on Form 10-K for the fiscal year ended September 30, 2017, quarterly reports on Form 10-Q, current reports on Form 8-K and subsequent reports. Please refer to the discussion entitled "Item 8. Additional Information—Forward Looking Statements." In light of the foregoing factors and the uncertainties inherent in the Projections, Corium's stockholders and investors are cautioned not to place undue, if any, reliance on the Projections.

        CORIUM DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH PROJECTIONS ARE NO LONGER APPROPRIATE.

Intent to Tender

        To the knowledge of Corium, each executive officer and director of Corium currently intends to tender all of his or her Shares in the Offer.

Item 5.    Persons/Assets Retained, Employed, Compensated or Used

        Pursuant to the terms of Guggenheim Securities' engagement, Corium has agreed to pay Guggenheim Securities a cash transaction fee (based on a percentage of the aggregate value of the Transactions) upon consummation of the Transactions, which cash transaction fee currently is estimated to be approximately $8 million, which may increase if the CVR Payment Event occurs and payment is made under the CVRs. In connection with Guggenheim Securities' engagement, Corium has previously paid Guggenheim Securities a cash milestone fee of $750,000 that became payable upon delivery of Guggenheim Securities' opinion, which will be credited against the foregoing cash transaction fee. In addition, Corium has agreed to reimburse Guggenheim Securities for certain expenses and to indemnify Guggenheim Securities against certain liabilities arising out of its engagement. See "Item 4. The Solicitation or Recommendation—Background of the Merger Agreement; Reasons for the Recommendation—Background of the Merger" and "—Opinion of Corium's Financial Advisor" for additional information related to Guggenheim Securities' retention as Corium's financial advisor, which is hereby incorporated by reference into this Item 5.

        Neither Corium nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of Corium on its behalf with respect to the Transactions or related matters.

Item 6.    Interest in Securities of the Subject Company

        No transactions with respect to the Shares have been effected by Corium or, to the knowledge of Corium after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9.

Item 7.    Purposes of the Transaction and Plans or Proposals

        Except as indicated in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), Corium is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (1) a tender offer for or other acquisition of Corium's securities by Corium, any subsidiary of Corium or any other person; (2) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Corium or any subsidiary of Corium; (3) any purchase, sale or transfer of a material amount of assets of Corium or any subsidiary of Corium; or (4) any material change in the present dividend rate or policy, indebtedness or capitalization of Corium.

        Except as indicated in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), there are no transactions, board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8.    Additional Information

        The information contained in all of the exhibits to this Schedule 14D-9 referred to in Item 9 below is incorporated herein by reference in its entirety.

        The information set forth under the caption "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of Corium" is incorporated herein by reference.

Appraisal Rights

        Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, holders of Shares immediately prior to the Effective Time who have not validly tendered such Shares in the Offer (or who have validly tendered but subsequently validly withdrawn the tender, and not otherwise waived their appraisal rights) and who otherwise comply with the applicable procedures under Section 262 of the DGCL will be entitled to an appraisal of the "fair value" of their Shares in accordance with Section 262 of the DGCL.

        The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex B. All references in Section 262 of the DGCL and in this summary to a "stockholder" are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise appraisal rights under Section 262. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.

        Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, which is attached hereto as Annex B, particularly the procedural steps required to perfect such rights. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

        Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the Effective Time, or the surviving corporation within 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights under the DGCL.

        Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

        Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather will receive the Offer Price, subject to the terms and conditions of the Merger Agreement.

        This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL, which is attached hereto as Annex B.

        Under the DGCL, if the Merger is effected, holders of Shares immediately prior to the Effective Time who (1) did not tender such Shares in the Offer; (2) follow the procedures set forth in Section 262 of the DGCL; (3) continuously hold such Shares from the date on which the written demand for appraisal is made through the Effective Time; and (4) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose, waive or fail to perfect their appraisal rights will be entitled to have such Shares appraised by the Delaware Court of Chancery and to receive payment of the "fair value" of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. The "fair value" as determined by such court could be greater than, less than or the same as the Offer Price. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each holder of Shares entitled to appraisal an amount in cash, in which case interest shall accrue thereafter only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Delaware Court of Chancery and (2) interest theretofore accrued, unless paid at that time.

        Section 262 of the DGCL sets forth the procedures stockholders entitled to appraisal must follow to have their Shares appraised by the Delaware Court of Chancery and to receive payment in cash of the "fair value" of such Shares as determined by the Delaware Court of Chancery. The statutory rights of appraisal granted by Section 262 of the DGCL are subject to compliance with the procedures set forth in Section 262 of the DGCL. If a stockholder fails to timely and properly comply with the requirements of Section 262 of the DGCL, any appraisal rights may be lost. If a stockholder elects to demand appraisal of his, her or its Shares under Section 262 of the DGCL, the stockholder must satisfy each of the following conditions:

  •
  within the later of the consummation of the Offer and 20 days after the mailing of this Schedule 14D-9, deliver to Corium a written demand for appraisal of Shares held, which demand must reasonably inform Corium of the identity of the stockholder and that the stockholder is demanding appraisal;

  •
  not tender the stockholder's Shares in the Offer; and

  •
  continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

        In addition, because immediately before the Merger the Shares will be listed on a national securities exchange, the Delaware Court of Chancery shall dismiss the proceedings as to all holders of Shares who are otherwise entitled to appraisal rights unless (1) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares eligible for appraisal, (2) the value of the consideration provided in the Merger for such total number of Shares exceeds $1 million or (3) the Merger was approved pursuant to Section 253 or Section 267 of the DGCL.

        If the Merger is consummated pursuant to Section 251(h) of the DGCL, the Surviving Corporation will deliver an additional notice of the effective date of the Merger on or within 10 days after the Effective Time to those stockholders of Corium who made a written demand for appraisal in accordance with Section 262 of the DGCL, as required by Section 262(d)(2) of the DGCL. Only stockholders who have submitted a written demand for appraisal in accordance with Section 262 and are entitled to appraisal rights will be entitled to receive such notice of the effective date of the Merger.

        All written demands for appraisal should be addressed to:

    Corium International, Inc.
    235 Constitution Drive
    Menlo Park, California 94025
    (650) 298-8255
    Attn: Chief Executive Officer

        The written demand for appraisal must be executed by or for the record holder of Shares. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

        A beneficial owner of Shares held in "street name" who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

        A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

        Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 of the DGCL, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender such Shares in the Offer and properly demanded appraisal of such Shares in accordance with Section 262 of the DGCL. If no such petition is filed within that 120-day period, then appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Surviving Corporation is under no obligation to, and has no present intention to, file a petition and holders should not assume that the Surviving Corporation will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

        Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements of Section 262 of the DGCL will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

        Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person's own name, file a petition for appraisal or request from the Surviving Corporation the statement described in the preceding paragraph.

        Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to file with the office of the Register in Chancery (the "Delaware Register in Chancery") a duly verified list (the "Verified List") containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List at the addresses stated therein. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

        After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Delaware Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder. Accordingly, stockholders exercising their appraisal rights are cautioned to retain their stock certificates, pending resolution of the appraisal proceedings.

        After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Delaware Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each holder of Shares entitled to appraisal an amount in cash, in which case interest shall accrue thereafter only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Delaware Court of Chancery and (2) interest theretofore accrued, unless paid at that time.

        Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price. No representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price. Parent and Corium reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.

        Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and, if such Shares are represented by certificates and if so required, who has submitted such stockholder's certificates of stock to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Delaware Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock, forthwith, and in the case of holders of Shares represented by certificates, upon the surrender to the Surviving Corporation of the certificate(s) representing such stock. The Delaware Court of Chancery's decree may be enforced as other decrees in such court may be enforced.

        The costs of the action (which do not include attorneys' fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata to the value of all the Shares entitled to appraisal. In the absence of an order, each party bears its own expenses.

        Any stockholder who has duly demanded and perfected appraisal rights for Shares in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote such Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date or time prior to the Effective Time.

        At any time within 60 days after the Effective Time, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered in the Merger. After this period, the stockholder may withdraw such stockholder's demand for appraisal only with the written approval of the Surviving Corporation. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, stockholders' rights to appraisal shall cease, and all holders of Shares will be entitled to receive the Offer Price. Inasmuch as Corium has no obligation to file such a petition and has no present intention to do so, any holder of Shares who desires such a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder's demand for appraisal by delivering to Corium a written withdrawal of its demand for appraisal and acceptance of the Offer Price, except that (1) any such attempt to withdraw made more than 60 days after the Effective Time will require written approval of the Surviving Corporation; and (2) no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, notwithstanding the foregoing, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such stockholder's demand for appraisal and accept the terms offered upon the Merger within 60 days after the Effective Time.

        If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder's right to appraisal, the stockholder's Shares will be deemed to have been converted at the Effective Time into the right to receive the Offer Price therefor.

        The foregoing summary of the rights of Corium's stockholders to seek appraisal under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of Corium desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to this Schedule 14D-9.

Anti-Takeover Statute

        As a Delaware corporation, Corium is subject to Section 203 of the DGCL ("Section 203"). In general, Section 203 restricts an "interested stockholder" (including a person who has the right to acquire 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (defined to include mergers and certain other actions) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (1) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (2) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder), the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or (3) at or following the transaction in which such person became an interested stockholder, the business combination is (a) approved by the board of directors of the corporation; and (b) authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. The Board has approved the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents (including, without limitation, the Merger Agreement) and the other transactions contemplated thereby, including the Merger, for purposes of Section 203, and Corium believes that such acts and transactions are not subject to the restrictions of Section 203. Further, the Board has exempted Corium from any other "fair price," "control share acquisition," "business combination" or other similar anti-takeover statute or regulation that may be applicable to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents (including, without limitation, the Merger Agreement) and the other transactions contemplated thereby, including the Merger.

        Corium is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations other than as described above. If any "control share acquisition," "fair price," "moratorium" or other anti-takeover applicable law becomes or is deemed to be applicable to Corium, Parent, the Offer, the Merger, or related documents (including, without limitation, the Merger Agreement) and the other transactions contemplated thereby, then each of Corium and Parent, and their respective boards of directors will grant such approvals and take such actions as are necessary so that the transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise act to render such anti-takeover applicable law inapplicable. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Parent might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Parent might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Parent may not be obligated to accept for payment or pay for any tendered Shares.

        In connection with its approval of the Merger Agreement, the Offer and the Merger, the Board adopted a resolution approving the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger and any related documents for purposes of Section 203, but only insofar as each of the Offer and the Merger are consummated in accordance with the terms of the Merger Agreement and the related agreements.

Regulatory Approvals

U.S. Antitrust Laws

        Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission ("FTC"), certain transactions having a value above specified thresholds may not be consummated until specified information and documentary material ("Premerger Notification and Report Forms") have been furnished to the FTC and the Antitrust Division of the Department of Justice (the "Antitrust Division") and certain waiting period requirements have been satisfied.

        It is a condition to the Merger Sub's obligation to accept for payment and pay for Shares tendered pursuant to the Offer that the waiting period (and any extension of the waiting period) applicable to the Offer under the HSR Act shall have expired or been terminated. Under the HSR Act, the purchase of Shares in the Offer may not be undertaken until the expiration of a 15 calendar day waiting period following the filing by the ultimate parent entity of Parent, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. If within the 15 calendar day waiting period either the FTC or the Antitrust Division were to issue a request for additional information and documentary material (a "Second Request"), the waiting period with respect to the Transactions would be extended until 10 calendar days following the date of substantial compliance by Parent with that request, unless the FTC and the Antitrust Division terminated the additional waiting period before its expiration. The 10 calendar day waiting period can be extended with the consent of Corium. If either the 15-day or 10-day waiting period expires on a Saturday, Sunday or federal holiday, then such waiting period will be extended until 11:59 p.m. of the next day that is not a Saturday, Sunday or federal holiday. Only one extension of the waiting period pursuant to a Second Request is authorized by the HSR Act. After that time, the waiting period may be extended only by court order or with Corium's consent. The FTC and the Antitrust Division may terminate the additional 10-day waiting period before its expiration. In practice, complying with a Second Request can take a significant period of time. If the HSR Act waiting period expired or was terminated, completion of the Merger would not require an additional filing under the HSR Act if Merger Sub owns 50% or more of the outstanding Shares at the time of the Merger and the Merger occurs within one year after the HSR Act waiting period applicable to the Transactions expired or was terminated.

        The FTC and the Antitrust Division may scrutinize the legality under U.S. federal antitrust laws of transactions such as Merger Sub's proposed acquisition of Corium. At any time before or after Merger Sub's acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the Transactions by seeking a federal court order enjoining the Transactions or, if Shares have already been acquired, requiring disposition of those Shares, or the divestiture of substantial assets of Merger Sub, Corium, or any of their respective subsidiaries or affiliates, or seeking other conduct relief. At any time before or after consummation of the Transactions, notwithstanding the early termination of the applicable waiting period under the HSR Act, U.S. state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Merger Sub may not be obligated to consummate the Offer or the Merger.

        Gurnet filed a Premerger Notification and Report Form on October 25, 2018. Corium filed a Premerger Notification and Report Form on October 25, 2018.

Stockholder Approval of the Merger Not Required

        Because the Merger will be consummated in accordance with Section 251(h) of the DGCL, no stockholder vote or consent will be necessary to effect the Merger. Section 251(h) of the DGCL provides that, subject to certain statutory provisions, if, following consummation of a tender offer for any and all shares of the stock of a public corporation (other than stock owned by the acquirer, the target corporation or any of their respective wholly-owned subsidiaries), the acquirer holds at least the percentage of stock, and of each class or series thereof, of the target corporation that, absent Section 251(h) of the DGCL, would be required to adopt a merger agreement, and stock that was the subject of the tender offer but not tendered into the tender offer is converted into the same consideration for their stock in the merger as was payable in the tender offer, then the acquirer can effect a merger without the vote of the stockholders of the target corporation. Under the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a vote of Corium's stockholders, in accordance with Section 251(h) of the DGCL.

Annual and Quarterly Reports

        For additional information regarding the business and the financial results of Corium, please see Corium's Annual Report on Form 10-K for the fiscal year ended September 30, 2017, and Corium's Quarterly Reports on Form 10-Q for the three months ended December 31, 2017, March 31, 2018, and June 30, 2018.

Forward-Looking Statements

        This Schedule 14D-9 and the materials incorporated by reference herein contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934 that involve risks and uncertainties, including, without limitation, statements regarding the expected benefits and costs of the proposed transaction contemplated by the agreement between Parent and Corium; the expected timing of the completion of the proposed transaction; the ability of Parent and Corium to complete the proposed transaction given the various closing conditions, some of which are outside the parties' control, including those conditions related to regulatory approvals; the likelihood that the milestones underlying the CVR will be achieved; and any statements regarding the assumptions underlying any of the foregoing. Statements containing words such as "could," "believe," "expect," "intend," "anticipate," "will," "may," or similar expressions constitute forward-looking statements. Forward-looking statements are based on management's current expectations and projections and are subject to risks and uncertainties, which may cause actual events and results to differ materially from the statements contained herein. Factors that may contribute to such differences include, but are not limited to, risks related to (i) uncertainties as to the timing of the proposed transaction; (ii) the risk that the proposed transaction may not be completed in a timely manner or at all; (iii) uncertainties as to the percentage of Corium's stockholders that will support the proposed transaction and tender their shares; (iv) the possibility that competing offers or acquisition proposals for Corium will be made; (v) the possibility that any or all of the various conditions to the consummation of the proposed transaction may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals); (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement between Parent and Corium, including in circumstances that would require Corium to pay a termination fee or other expenses; (vii) the failure to obtain the necessary financing to complete the proposed transaction; (viii) the effect of the announcement or pendency of the proposed transaction on Corium's ability to retain and hire key personnel, its ability to maintain relationships with its partners, suppliers, licensees and others with whom it does business, or its operating results and business generally; (ix) risks related to diverting management's attention from Corium's ongoing business operations; (x) the risk that unexpected costs will be incurred in connection with the proposed transaction; (xi) changes in economic conditions, political conditions, regulatory requirements, licensing requirements and tax matters; (xii) the risk that stockholder litigation in connection with the proposed transaction may result in significant costs of defense, indemnification and liability and (xiii) other factors as set forth from time to time in Corium's filings with the SEC, which are available on Corium's investor relations website at www.ir.coriumgroup.com/investor-relations and on the SEC's website at www.sec.gov. The foregoing list of risks and uncertainties is illustrative, but is not exhaustive. Undue reliance should not be placed on forward-looking statements, which speak only as of the date they are made. Except as may be required by law, Corium does not intend, and undertakes no duty, to update any forward-looking statements to reflect new information, events or circumstances after the date they were made or to reflect the occurrence of unanticipated events.

Item 9.    Exhibits

        The following Exhibits are attached hereto:

(a)(1)(A)		Offer to Purchase, dated October 26, 2018 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed with the SEC by Gurnet Holding Company and Gurnet Merger Sub, Inc. on October 26, 2018 ("Schedule TO")).
(a)(1)(B)		Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(1)(C)		Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(1)(D)		Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).
(a)(1)(E)		Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).
(a)(1)(F)		Summary Advertisement as published in the New York Times, dated October 26, 2018 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).
(a)(1)(G)
Press Release issued by Corium International, Inc. on October 11, 2018 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC by Corium International, Inc. on October 11, 2018).
(a)(1)(H)		Press Release of Gurnet, announcing the launch of the Offer, dated October 26, 2018 (incorporated by reference to Exhibit (d)(7) to the Schedule TO).
(a)(2)		None.
(a)(3)		None.
(a)(4)		None.
(a)(5)(A)	*	Opinion of Guggenheim Securities & Co. LLC, dated as of October 11, 2018 (included as Annex A to this Schedule 14D-9).
(b)		None.
(c)		None.
(d)		None.
(e)(1)
Agreement and Plan of Merger, among Corium International, Inc., Gurnet Holding Company and Gurnet Merger Sub, Inc., dated as of October 11, 2018 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by Corium International, Inc. on October 11, 2018).
(e)(2)		Commitment Letter, dated October 11, 2018, among Gurnet Point L.P. and Gurnet Holding Company (incorporated by reference to Exhibit (d)(2) to the Schedule TO).
(e)(3)		Confidentiality Agreement, effective as of May 17, 2018, between Corium International, Inc. and Gurnet Point Capital, LLC (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(e)(4)	Form of Contingent Value Rights Agreement, between Gurnet Holding Company and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed with the SEC by Corium International, Inc. on October 11, 2018).
(e)(5)
Tender and Support Agreement, dated October 11, 2018, among Gurnet Holding Company, Gurnet Merger Sub, Inc. and Essex Woodlands Health Ventures Fund VII, L.P. (incorporated by reference to Exhibit 2.3 to the Current Report on Form 8-K filed with the SEC by Corium International, Inc. on October 11, 2018).
(e)(6)	2012 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form S-1 with the SEC by Corium International, Inc. on March 3, 2014).
(e)(7)	2014 Equity Incentive Plan (incorporated by reference to Exhibit 10.4 to Corium's Registration Statement Amendment on Form S-1/A filed with the SEC on March 24, 2014).
(e)(8)
Additional Form of Restricted Stock Unit Agreement under the 2014 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q filed with the SEC by Corium International, Inc. on February 12, 2016).
(e)(9)	Corium's 2014 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.5 to Corium's Registration Statement Amendment on Form S-1/A filed with the SEC on March 24, 2014).
(e)(10)
Form of CEO Change in Control Severance Agreement (CEO) (incorporated by reference to Exhibit 10.9 to the Annual Report on Form 10-K filed with the SEC by Corium International, Inc. on December 29, 2017).
(e)(11)
Form of Change in Control Severance Agreement (Other Executive) (incorporated by reference to Exhibit 10.10 to the Annual Report on Form 10-K filed with the SEC by Corium International, Inc. on December 29, 2017).
(e)(12)	Transition Bonus Plan (incorporated by reference to Exhibit (d)(6) to the Schedule TO).
(f)	None.
(g)	None.
(h)	None.

*
Filed herewith.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

CORIUM INTERNATIONAL, INC.
By:	/s/ Peter D. Staple
	Name:	Peter D. Staple
	Title:	Chief Executive Officer
	Date:	October 26, 2018

ANNEX A

Guggenheim Securities, LLC 330 Madison Avenue New York, New York 10017 Guggenheim SecuritiesPartners.com

October 11, 2018
Board of Directors
Corium International, Inc.
235 Constitution Drive
Menlo Park, California 94025

Members of the Board:

        We understand that Corium International, Inc. ("Corium"), Gurnet Holding Company ("Gurnet"), an affiliate of Gurnet Point L.P. ("GP"), and Gurnet Merger Sub, Inc. ("Purchaser"), a wholly owned subsidiary of Gurnet, intend to enter into an Agreement and Plan of Merger to be dated as of October 11, 2018 (the "Agreement"), pursuant to which (i) Purchaser will commence the Offer (as defined below) and (ii) following consummation of the Offer, Gurnet, Purchaser and Corium will effect the Merger (as defined below). More specifically pursuant to the Agreement, (x) Purchaser will commence a tender offer to purchase any and all issued and outstanding shares of common stock, par value $0.001 per share, of Corium (the "Shares" and, such tender offer, the "Offer"), at a price of $12.50 per Share in cash (the "Initial Consideration") and an additional $0.50 per Share in cash (the "Contingent Consideration" and, together with the Initial Consideration, the "Offer Consideration") conditioned upon achievement of the milestone set forth in, and subject to and in accordance with the terms and conditions of, the Agreement and the Contingent Value Rights Agreement (the "CVR Agreement") and (y) following consummation of the Offer, (a) Purchaser will merge with and into Corium and Corium will become a wholly owned subsidiary of Gurnet (the "Merger" and, taken together with the Offer as an integrated transaction, the "Transaction") and (b) pursuant to the Merger, each Share (other than those held by Gurnet or Purchaser) will be converted into the Offer Consideration. The terms and conditions of the Transaction are more fully set forth in the Agreement.

        You have asked us to render our opinion as to whether the Offer Consideration is fair, from a financial point of view, to the stockholders of Corium.

        In the course of performing our reviews and analyses for rendering our opinion, we have:

  •
  Reviewed the Agreement dated as of October 11, 2018, including the form of the CVR Agreement attached as an annex thereto;

  •
  Reviewed certain publicly available business and financial information regarding Corium;

  •
  Reviewed certain non-public business and financial information regarding Corium's business and prospects (including, without limitation, certain unadjusted and probability-adjusted financial projections for the years ending December 31, 2018 through December 31, 2037 and certain estimates as to potentially realizable existing net operating loss carryforwards expected to be utilized by Corium), all as prepared and approved for our use by Corium's senior management;

  •
  Discussed with Corium's senior management their strategic and financial rationale for the Transaction as well as their views of Corium's business, operations, historical and projected financial results, liquidity, funding needs and access to capital and future prospects (including, without limitation, their assumptions as to the expected amounts, timing and pricing of future issuances of equity in Corium) and the commercial, competitive and regulatory dynamics in the biopharmaceutical sector;

  •
  Reviewed the historical prices, trading multiples and trading activity of the Shares;

  •
  Reviewed the valuation and financial metrics of certain mergers and acquisitions that we deemed relevant in evaluating the Transaction;

  •
  Performed financing-adjusted discounted cash flow analyses based on the probability-adjusted financial projections for Corium and certain other information, in each case as prepared and approved for our use by Corium's senior management; and

  •
  Conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

        With respect to the information used in arriving at our opinion:

  •
  We have relied upon and assumed the accuracy, completeness and reasonableness of all industry, business, financial, legal, regulatory, tax, accounting, actuarial and other information (including, without limitation, any financial projections, other estimates and other forward-looking information) provided by or discussed with Corium or obtained from public sources, data suppliers and other third parties.

  •
  We (i) do not assume any responsibility, obligation or liability for the accuracy, completeness, reasonableness, achievability or independent verification of, and we have not independently verified, any such information (including, without limitation, any financial projections, other estimates and other forward-looking information), (ii) express no view, opinion, representation, guaranty or warranty (in each case, express or implied) regarding the (a) reasonableness or achievability of any financial projections, other estimates and other forward-looking information or the assumptions upon which they are based or (b) the probability adjustments reflected in such financial projections and (iii) have relied upon the assurances of Corium's senior management that they are unaware of any facts or circumstances that would make such information (including, without limitation, any financial projections, other estimates and other forward-looking information) incomplete, inaccurate or misleading.

  •
  Specifically, with respect to any (i) financial projections, other estimates and other forward-looking information provided by or discussed with Corium, (a) we have been advised by Corium's senior management, and we have assumed, that such financial projections (including, without limitation, the probability adjustments reflected therein and the expected development and commercialization of Corium's products and product candidates), other estimates and other forward-looking information utilized in our analyses have been reasonably prepared on bases reflecting the best currently available estimates and judgments of Corium's senior management and (b) we have assumed that such financial projections, other estimates and other forward-looking information have been reviewed by Corium's Board of Directors with the understanding that such information will be used and relied upon by us in connection with rendering our opinion and (ii) financial projections, other estimates and/or other forward-looking information obtained by us from public sources, data suppliers and other third parties, we have assumed that such information is reasonable and reliable.

        During the course of our engagement, we were asked by Corium's Board of Directors to solicit indications of interest from various third parties regarding a potential transaction with Corium, and we have considered the results of such solicitation process in rendering our opinion.

        In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities (including, without limitation, any contingent, derivative or off-balance sheet assets and liabilities) of Corium or any other entity or the solvency or fair value of Corium or any other entity, nor have we been furnished with any such appraisals. We are not legal, regulatory, tax, consulting, accounting, appraisal or actuarial experts and nothing in our opinion should be construed as constituting advice with respect to such matters; accordingly, we have relied on the assessments of Corium's senior management and Corium's other professional advisors with respect to such matters. We are not expressing any view or rendering any opinion regarding the tax consequences of the Transaction to Corium or its stockholders.

        In rendering our opinion, we have assumed that, in all respects meaningful to our analyses, (i) Corium, Gurnet and Purchaser will comply with all terms and provisions of the Agreement and (ii) the representations and warranties of Corium, Gurnet and Purchaser contained in the Agreement are true and correct and all conditions to the obligations of each party to the Agreement to consummate the Transaction will be satisfied without any waiver, amendment or modification thereof. We also have assumed that the Transaction will be consummated in a timely manner in accordance with the terms of the Agreement and in compliance with all applicable laws, documents and other requirements, without any delays, limitations, restrictions, conditions, waivers, amendments or modifications (regulatory, tax-related or otherwise) that would have an effect on Corium, Gurnet, Purchaser or the Transaction in any way meaningful to our analyses or opinion.

        In rendering our opinion, we do not express any view or opinion as to the price or range of prices at which the Shares or other securities or financial instruments of or relating to Corium may trade or otherwise be transferable at any time, including subsequent to the announcement or consummation of the Transaction.

        We have acted as a financial advisor to Corium in connection with the Transaction and will receive a customary fee for such services, a substantial portion of which is payable upon successful consummation of the Transaction and a portion of which is payable upon delivery of our opinion. In addition, Corium has agreed to reimburse us for certain expenses and to indemnify us against certain liabilities arising out of our engagement.

        As previously disclosed, during the past two years Guggenheim Securities, LLC ("Guggenheim Securities") has not been engaged by Corium to provide financial advisory or other investment banking services with respect to matters unrelated to the Transaction for which we have received or expect to receive compensation, except in connection with Corium's $35 million follow-on offering in 2017, for which we acted as a co-manager and received agreed upon compensation. During the past two years, Guggenheim Securities has not been engaged by Gurnet or GP to provide financial advisory or other investment banking services for which we received or expect to receive compensation. Guggenheim Securities may seek to provide Corium, GP and Gurnet and their respective affiliates with certain financial advisory and investment banking services unrelated to the Transaction in the future, for which services Guggenheim Securities would expect to receive compensation.

        Guggenheim Securities and its affiliates and related entities engage in a wide range of financial services activities for our and their own accounts and the accounts of customers, including, without limitation: asset, investment and wealth management; insurance services; investment banking, corporate finance, mergers and acquisitions and restructuring; merchant banking; fixed income and equity sales, trading and research; and derivatives, foreign exchange and futures. In the ordinary course of these activities, Guggenheim Securities and its affiliates and related entities may (i) provide such financial services to Corium, GP, Gurnet, other participants in the Transaction and their respective affiliates, investment funds and portfolio companies, for which services Guggenheim Securities and its affiliates and related entities may have received, and may in the future receive, compensation and (ii) directly and indirectly hold long and short positions, trade and otherwise conduct such activities in or with respect to loans, debt and equity securities and derivative products of or relating to Corium, GP, Gurnet, other participants in the Transaction and their respective affiliates, investment funds and portfolio companies. Furthermore, Guggenheim Securities and its affiliates and related entities and our or their respective directors, officers, employees, consultants and agents may have investments in

Corium, GP, Gurnet, other participants in the Transaction and their respective affiliates, investment funds and portfolio companies.

        Consistent with applicable legal and regulatory guidelines, Guggenheim Securities has adopted certain policies and procedures to establish and maintain the independence of its research departments and personnel. As a result, Guggenheim Securities' research analysts may hold views, make statements or investment recommendations and publish research reports with respect to Corium, GP, Gurnet, other participants in the Transaction and their respective affiliates, investment funds and portfolio companies and the Transaction that differ from the views of Guggenheim Securities' investment banking personnel.

        Our opinion has been provided to Corium's Board of Directors (in its capacity as such) for its information and assistance in connection with its evaluation of the Offer Consideration. Our opinion may not be disclosed publicly, made available to third parties or reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be included in its entirety in any Solicitation/Recommendation Statement on Schedule 14D-9 or any proxy statement to be distributed to the holders of the Shares in connection with the Transaction.

        Our opinion and any materials provided in connection therewith do not constitute a recommendation to Corium's Board of Directors with respect to the Transaction, nor does our opinion constitute advice or a recommendation to any holder of the Shares as to whether to tender any such Shares pursuant to the Offer or how to vote or act in connection with the Transaction or otherwise. Our opinion does not address Corium's underlying business or financial decision to pursue the Transaction, the relative merits of the Transaction as compared to any alternative business or financial strategies that might exist for Corium, the financing of the Transaction by GP, Gurnet or Purchaser or the effects of any other transaction in which Corium might engage. Our opinion addresses only the fairness, from a financial point of view and as of the date hereof, of the Offer Consideration to the stockholders of Corium to the extent expressly specified herein. We do not express any view or opinion as to (i) any other term, aspect or implication of (a) the Transaction (including, without limitation, the form or structure of the Transaction) or the Agreement or (b) any tender and support agreement, the CVR Agreement or any other agreement, transaction document or instrument contemplated by the Agreement or to be entered into or amended in connection with the Transaction, (ii) the likelihood or probability of the achievement or satisfaction of the milestone necessary for the Contingent Consideration to be paid in accordance with the CVR Agreement or (iii) the fairness, financial or otherwise, of the Transaction to, or of any consideration to be paid to or received by, the holders of any class of securities (other than as expressly specified herein), creditors or other constituencies of Corium. Our opinion does not address the individual circumstances of specific holders of Corium's securities (including, without limitation, stock options and warrants) with respect to rights or aspects which may distinguish such holders or Corium's securities (including, without limitation, stock options and warrants) held by such holders. Furthermore, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of Corium's directors, officers or employees, or any class of such persons, in connection with the Transaction relative to the Offer Consideration or otherwise.

        Our opinion has been authorized for issuance by the Fairness Opinion and Valuation Committee of Guggenheim Securities. Our opinion is subject to the assumptions, limitations, qualifications and other conditions contained herein and is necessarily based on economic, capital markets and other conditions, and the information made available to us, as of the date hereof. We assume no responsibility for updating or revising our opinion based on facts, circumstances or events occurring after the date hereof.

        Based on and subject to the foregoing, it is our opinion that, as of the date hereof, the Offer Consideration is fair, from a financial point of view, to the stockholders of Corium.

Very truly yours,

/s/ GUGGENHEIM SECURITIES, LLC

GUGGENHEIM SECURITIES, LLC

ANNEX B

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262. Appraisal rights

        (a)   Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

        (b)   Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

          (1)   Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

          (2)   Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

            a.     Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

            b.     Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

            c.     Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

            d.     Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

          (3)   In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

          (4)   In the event of an amendment to a corporation's certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word "amendment" substituted for the words "merger or consolidation," and the word "corporation" substituted for the words "constituent corporation" and/or "surviving or resulting corporation."

        (c)   Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e) and (g) of this section, shall apply as nearly as is practicable.

        (d)   Appraisal rights shall be perfected as follows:

          (1)   If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2)   If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

        (e)   Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation(or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person's own name, file a petition or request from the corporation the statement described in this subsection.

        (f)    Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

        (g)   At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

        (h)   After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

        (i)    The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of

Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

        (j)    The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

        (k)   From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

        (l)    The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.